As filed with the Securities and Exchange Commission on
                                December 29, 2000


                                                      Registration No. 001-15355

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                 AMENDMENT NO. 1

                                       to

                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                         HOLTER TECHNOLOGIES HOLDING, AG
                 --------------------------------------------
                (Name of Small Business Issuer in its charter)

            Nevada                                           84-1393541
 -------------------------------                        --------------------
(State or other jurisdiction of                         (I.R.S. Employer
  incorporation or organization)                         Identification No.)


          23548 Calabasas Road, Suite 202, Calabasas, California 91302
               (Address of principal executive offices) (Zip Code)

                    Issuer's telephone number: (818) 224-2145

        Securities to be registered under Section 12(b) of the Act: None


           Securities to be registered under Section 12(g) of the Act:


                          Common Stock, par value $.001


                                         HOLTER TECHNOLOGIES HOLDING, AG

                                                   FORM 10-SB

                                                TABLE OF CONTENTS


PART I

ITEM 1.           Description of Business........................................................3

ITEM 2.           Management's Discussion and Analysis or Plan of Operation.....................23

ITEM 3.           Description of Property.......................................................27

ITEM 4.           Security Ownership of Certain Beneficial Owners and Management.....

ITEM 5.           Directors, Executive Officers, Promoters and Control Persons..................28

ITEM 6.           Executive Compensation........................................................29

ITEM 7.           Certain Relationships and Related Transactions................................31

ITEM 8.           Description of Securities.....................................................33

PART II

ITEM 1.           Market Price of and Dividends on Registrant's.................................33

                  Common Equity and Other Shareholder Matters...................................34

ITEM 2.           Legal Proceedings.............................................................34

ITEM 3.           Changes in and Disagreements with Accountants.................................34

ITEM 4.           Recent Sales of Unregistered Securities.......................................34

ITEM 5.           Indemnification of Directors and Officers.....................................44

PART F/S

Financial Statements.........................................................................F-1 - F-26

PART III

ITEM 1.           Index to Exhibits.............................................................46

ITEM 2.           Description of Exhibits.......................................................46

Signatures......................................................................................47

                                   FORM 10-SB

                                     PART I

ITEM  1. Description of Business

Business Development

         Holter Technologies Holding, AG (the "Company") was incorporated in the State of Nevada on March 21, 1997 as Lyon Mountain, Inc. On February 10, 1998, the Company changed its name to Falken Investment, AG. On January 21, 1999, the Company changed its name to Holter Technologies Holding, AG. The Company is engaged primarily in the business of producing, marketing and selling air filtration, water filtration and energy efficient products.

         In February 1999, the Company acquired 100% of the outstanding equity interests of Holter Sachsen DENATEC GmbH ("Denatec"), a German limited liability company, and 80% of the outstanding equity interests of Philaqua Aufbereitungstechnik GmbH ("Philaqua"), a German limited liability company, from the stockholders of Denatec and Philaqua, including Professor Heinrich W. Holter, the Company's President and Chairman of the Board of Directors. The purchase price of Denatec and Philaqua was 44.1 million shares of the Company's common stock, par value $.001 per share (the "Common Stock"). Denatec holds the exclusive rights to exploit certain worldwide patents, patents pending and similar intellectual property rights (collectively, "Intellectual Property Rights") and other inventions of air filtration processes, including denaturing heat exchangers and electrostatic filters having a denaturing collector electrode. See Part I, Item 1, "Description of Business - Air Filtration." Philaqua holds the exclusive rights to exploit certain worldwide Intellectual Property Rights regarding industrial water treatment and purification through ultraviolet light filtration. In December 1998, Philaqua entered into an exclusive distribution agreement with Laboratory of Impulse Technique ZAO ("LIT"), a Russian corporation. The joint venture was formed to facilitate the manufacture of UV constructions and for market support of each of Philaqua's and LIT's products. Pursuant to the joint venture, Philaqua agreed to purchase ultraviolet-based water treatment products and other products as agreed by the parties from time to time exclusively from LIT, and LIT agreed not to supply its products to any other distributors in the world except those located in the former Soviet Union.

         In March 2000, the Company acquired 30% of the outstanding common stock of Heinrich Holter GmbH ("Holter GmbH"), a German corporation, from Professor Holter in exchange for US$1.5 million. In December 2000, the Company acquired an additional 20% of the outstanding common stock of Holter GmbH from Professor Holter in exchange for 15,000,000 shares of the Company's Common Stock. Holter GmbH engages primarily in the business of marketing, sales, production, research and development of air, water and energy systems.

         In March 2000, the Company acquired 50% of the outstanding common stock of Holter Systembau GmbH ("Holter Systembau"), a German corporation, for US$125,000. Holter Systembau engages primarily in the business of marketing and sales of low-energy modular housing systems.

         In April 2000, the Company acquired 50% of the outstanding common stock of LK- Luftqualitat AG ("LK-Luftqualitat"), a Swiss corporation, for US$650,000. LK-Luftqualitat engages primarily in the business of marketing, sales, production, research and development of the Ionair(R) filtration system. See
Part I, Item I, "Description of Business - Air Filtration."

         In April 2000, the Company acquired 20% of the outstanding common stock of Coolpoint Ventilation Equipment Ltd., a Hong Kong limited liability corporation, now known as Coolpoint-Holter Environmental Technologies Limited ("Coolpoint"), in exchange for 1,388,889 shares of the Company's Common Stock. Coolpoint engages primarily in the business of marketing and sales of air filtration systems in Asia. The Company was granted an option to purchase up to 20% of any Coolpoint shares offered to the public in the future. In the event that the price of the Company's Common Stock has failed to reach at least $2.00 per share on or before December 31, 2000, Coolpoint will receive an option from the Company to purchase additional shares of the Company's Common Stock as determined by the following formula:

 Net profit  distributed  to the Company by Coolpoint      Number of shares
 ----------------------------------------------------  =   of Common Stock
The  Company's  Common  Stock  price on                  available  to Coolpoint
December 31, 2000                                          pursuant to option

There can be no assurance that the price of the Company's Common Stock will equal or exceed $2.00 prior to December 31, 2000 or that the Company will not be required to issue the option to Coolpoint.

         In April 2000, the Company acquired 23% of the outstanding common stock of Huta Zabrze SA ("Huta Zabrze"), a Polish corporation, from Lezak Kulawik, the Managing Director of Huta Zabrze, in exchange for 2,750,000 shares of the Company's Common Stock. In May 2000, the Company acquired an additional seven percent of the outstanding common stock of Huta Zabrze and $800,000 in exchange for 2,000,000 shares of the Company's Common Stock. Huta Zabrze engages primarily in the production, marketing and sales of steel and iron and construction, telecommunication and energy systems in the international market.

         In June 2000, the Company acquired 50% of the outstanding common stock of Intherm GmbH ("Intherm"), a German corporation, for US$125,000. Intherm engages primarily in the business of marketing and sales of energy systems such as the IntherMobil(R), a refrigerated box used to provide refrigeration where needed which may be loaded onto different types of machinery.

         In December 2000, the Company acquired 50% of the outstanding common stock of Holter Italia s.r.l. ("Holter Italia"), an Italian corporation, from Professor Holter in exchange for 10,000,000 shares of the Company's Common Stock. Holter Italia engages primarily in the business of marketing and sales of air filtration systems.

         In February 2000, the Company entered into a Distribution and Cooperation Agreement with INSTAL Warszawa S.A. ("INSTAL"), a Polish corporation. INSTAL engages in the design, construction and installation of air conditioning systems in Poland and provides trained service support of such systems. The agreement permits INSTAL and the Company to bid for and service contracts in Poland using the Company's air filtration technologies. Each of INSTAL and the Company agreed not to enter into agreements with other competitors during the term of the agreement. Unless earlier terminated, the agreement expires on December 31, 2003, and shall automatically renew for two year terms unless terminated by either party at least six months in advance of the termination date.

         The Company's acquisition of and/or association with these companies, in whole or in part, has permitted the Company to increase its access to intellectual property in its areas of primary focus, such as air filtration, water filtration, and energy-related and energy conservation products.

         Through its affiliates and subsidiaries, the Company operates in four areas:

1. Marketing and sale of air filtration systems, including denaturing air filters, Filtervlies, the Aer-O-Med(R)and Ionair(R)systems.

2. Marketing and sale of water filtration systems, including water treatment and sewage sludge reduction treatments and UV/Ozon.

3. Marketing and sale of energy-related and energy conservation products, including coal-waste systems, Hocodems, Pyrotec, Clean Coal Technology, Thermo-Multiform and IntherMobil(R).

4. Provision of design and engineering services to third parties relating to the development of large building or industrial projects in the areas of air filtration, water filtration and energy conservation.

Air Filtration

         With regard to air filtration products and services, the Company and many of its affiliates and subsidiaries engage in the design, engineering and provision of wet and dry dust collection systems for all types of industries, including, but not limited to, power plants, steelworks and foundries, coke processing plants, waste incineration plants and industrial boiler installations. The Company contracts with third parties to provide design and engineering services of air cleansing systems to major projects, either as a contractor or subcontractor. The Company will design the system and subcontract the production of the air cleansing equipment to a third party using Intellectual Property Rights licensed to or otherwise owned by the Company. The Company and a few of its subsidiaries and affiliates also engage in limited production of air cleansing systems, such as the Filtervlies, Ionair(R) and Aer-O-Med(R) products.

         The Company uses denaturing electrostatic filters, enabling the system to destroy substantially all germs and spores, biochemisorption filters, and Ionair(R) technology, each of which serve to clean harmful bacteria and allergens from indoor air, thus reducing the risk of "sick building syndrome," whereby occupants of air-conditioned buildings are repeatedly ill, and allergic reactions from breathing recycled air. The denaturing electrostatic filter traps particles, germs and spores conveyed through the system by means of a collector electrode. The collector electrode causes electrically charged air molecules, or ions, to separate from negatively charged ions. The ions attach to molecules of dust and particulate matter, causing the dust and particulates to migrate to and attach to the collector electrode, which the Company believes results in the removal of up to 99% of the dust and particulate matter in the treated air. The denaturing electrostatic filter does not use synthetic chemicals. Instead, it relies solely upon natural mineral substances.

         The treated air is then funneled though a biochemisorption filter, a three layer membrane filter placed across the treated air next to the positively charged collector electrode. The first layer of the filter has a high acidic value, the second layer is pH neutral and the third layer has a high alkaline value. The Company believes that the biochemisorption filter kills over 90% of airborne bacteria, spores and mold.

         The Company also uses the Aer-O-Med(R) system, a portable chemisorption air filter which uses natural, acidic and alkaline mineral substances to filter microorganisms, pollutants and allergens, including, but not limited to, dust, mite excrement, gases, odors, smog, animal dander, cigarette smoke, ozone and pollen, from indoor air. The Aer-O-Med(R) system is designed mainly for residential use.

         LK-Luftqualitat's product, the Ionair(R) system, treats contaminated or polluted indoor or extracted air with positive and negative oxygen ions such that pollutants and allergens are discarded without use of UV rays or chemicals. The Ionair(R) system is in operation in several installations in Europe. The process is similar to the Company's systems, but differs in the manner in which the ions attach to particulate matter. The Ionair(R) system is installed in projects in which the Company performs design and engineering services, and is also sold individually by LK-Luftqualitat.

         The Company also manufactures the Filtervlies product, a basic air filter that uses special denaturing techniques to filter particulate matter from circulating air. It may be used in existing air systems. It differs from the conventional, or sponge, air filter in that it filters and destroys microorganisms and allergens such as fungi, mold spores and bacteria.

         Holter GmbH, Denatec, LK-Luftqualitat, Holter Italia, INSTAL and Coolpoint engage in marketing and sales of the Company's air filtration services and systems. Holter GmbH, Coolpoint, INSTAL and LK-Luftqualitat also engage in limited production of the systems.

         The retail price and production of the Company's products is determined on a contract-by-contract basis with each customer. As of the date of this Registration Statement, the Company's products are not sold or distributed to the general public, but rather to large purchasers such as municipalities, governmental entities and other large users such as shopping malls, hotels and office buildings interested in improving air quality. Because the number and type of the Company's products are determined on a contract-by-contract basis, the Company does not have any current plans for distribution.

         The Company and certain of its subsidiaries and affiliates engage in limited production of the Filtervlies, Ionair(R) and Aer-O-Med(R) products. Other products distributed by the Company and its subsidiaries and affiliates are subcontracted to third parties to produce the products. The Company's monthly production capacity of its air filtration products is affected by the Company's existing agreements and varies depending upon contract requirements. As of the date of this Registration Statement, the Company has met all material service and production requirements.

Water Filtration

         With regard to water filtration, the Company, through Philaqua and others, including SHW Holter Wassertechnik GmbH, a German corporation founded by Professor Holter, the Company's President and Chairman of the Board of Directors, designs and supplies, and engages in limited production of, systems and components for the treatment of water and wastewater, soils and sludge through the use of ozone, ultraviolet light and biological applications. In Philaqua's technology, the ozone is generated in a gas-tight apparatus and mixed with oxygen. The mixture of oxygen and ozone is then transported via pipes into the water to be cleaned, which is contained in stainless steel or concrete vessels. The ozone-oxygen mixture is absorbed in the water and removes and/or destroys surfactants, dyes, bacteria, viruses and spores in the water. Any gas discharge from the chemical reaction is destroyed by catalysts. The water is then disinfected by UV-irradiation prior to distribution for drinking. This technology may be applied to reservoir, river, contaminated ground and cooling water.

         Philaqua also has developed its technology to reduce sewage sludge produced by water treatment plants. The Company believes its technology reduces the amount of sewage sludge by more than 80%. This technology uses ozone to remove surfactants and dyes from sewage.

         Philaqua also provides services to biologists, chemists and mechanical, processing, electrical and site engineers engaged in large building projects to assess water treatment processes.

         Production of Philaqua's water filtration systems is performed by LIT. Philaqua and LIT have entered into an exclusive distributorship, whereby Philaqua has agreed to acquire its products exclusively from LIT, and LIT has agreed not to sell its products to any third party except those located in the former Soviet Union. By its terms, the exclusive distributorship agreement will expire on December 31, 2001, although the agreement may be extended by mutual agreement of the parties. Philaqua uses LIT's products to assemble and complete Philaqua's products. Philaqua's monthly production capacity of its water filtration products is affected by its existing agreements and varies depending upon contract requirements. As of the date of this Registration Statement, Philaqua has met all material service and production requirements.

         The retail price and production of Philaqua's products is determined on a contract-by-contract basis with each customer. As of the date of this Registration Statement, Philaqua's products are not sold or distributed to the general public, but rather to large purchasers such as municipalities, governmental entities and other large users such as shopping malls, hotels and office buildings interested in improving water quality. Because the number and type of the Company's products are determined on a contract-by-contract basis, except for the distribution agreement with LIT, Philaqua does not have any current plans for distribution.

Energy-Related and Energy Conservation Products

         With regard to energy products, the Company, through its affiliates Huta Zabrze, Holter Polska, a Polish corporation owned and controlled by Professor Holter, the Company's President and Chairman of the Board of Directors, Holter Systembau and Intherm, and its subsidiary Holter GmbH, engages in the marketing and sale and limited production of various combustion, conservation and environmental cleaning systems relating to energy products such as coal.

         Combustion Systems

         Holter GmbH's product, coal waste systems ("CWS"), converts waste products' inherent chemical energy into thermal energy in hot flue gas. Waste products such as those normally deposited in landfills are instead used by a power station to create a separate source of thermal energy, independent of electricity, coal or other powered energy. The thermal energy is created by converting the chemical energy of waste products into hot flue gas by means of a plant satellite parallel to a power station steam generator. The waste products are heated and converted to hot flue gas. The hot flue gas is conveyed to the lower furnace section of a large steam generator in substitution for an equivalent amount of coal. The hot flue gas is then heated to approximately 1,500 degrees Celsius. Any dioxins and furans contained in the hot flue gas are destroyed during the heating process, and the remaining hot flue gases may be cleaned with a conventional flue-gas scrubber normally used in coal-fired power stations. The created energy is used to supply power for the power station. The Company believes that this CWS technology results in a more efficient heating method for the plant and a reduction in landfill waste and carbon dioxide emissions of approximately 60%.

         The Company's Pyrotec product is a two stage fluidized bed combustor integrated into a steam boiler. It may be used to burn biomass materials such as wood, hay, straw and paper, treated wood products, refuse-derived fuel, coal, industrial and municipal sludge products. The Company believes that the use of the Pyrotec product results in the ability to use a wide load range of combustible materials, low carbon monoxide emissions, a high burn out rate and an efficient method of thermal energy.

         Conservation Systems

         The Company's Thermo-Multiform product is a building product made of expanded polystyrene which may be used to construct affordable, well-insulted and hygienic housing. The Company believes that expanded polystyrene results in a product that is resistant to fire, fails to absorb water, allows the passage of gases, is more dense and has a higher heat insulation capacity than conventional building materials such as brick or concrete. Additionally, the expanded polystyrene consists of 98% air, which the Company believes results in excellent heat insulation and a low specific weight. The Thermo-Multiform product is produced in component pieces, which may be pieced together by the home builder in the manner desired by the home owner similar to modular housing. In order to construct a structure, the units are placed next to each other and pressed together, and the hollow sections of the Thermo-Multiform blocks may be filled with cement. Load-bearing cores may be inserted into multiple-block walls.

         The Company's Okompakt product is an air handling device which offers low energy ventilation of homes and offices, which the Company believes results in an energy savings of up to 66% compared to open-window ventilation.

         Environmental Cleaning Systems Relating to Energy Products

         The Company's "clean coal technology" cleans mined coal of sulfur and other particulate matter from the coal itself, yielding what the Company believes is a cleaner burning product that weighs less so it costs less to transport. The raw mined coal is inserted into a boiler located at the mine site. The boiler contains technology which pulverizes and heats the coal, thus releasing the sulfur which may be extracted as a gas. Any withdrawn particulate matter, such as ash, fuel and limestone, is funneled to an encased handling system, resulting in a virtually dust-free operation. The technology may be applied to many types of coal, and meets all current European Union environmental and emissions requirements.

         The Company's Hocodems product separates coal into two medium outlets, which divide the coal into lower and higher density materials. The lower density materials are distributed to the lower outlet by a vortex. The higher density materials are moved along a chamber by means of centrifugal force and ejected at the upper end of the vessel by a discharge facility. The Company believes that the Hocodems product results in a simpler and smaller plant layout, less
necessary   equipment,   lower   capital  and   operating   costs  and  improved
availability.

         Intherm's product, IntherMobil(R), consists of a refrigerated box on wheels which may be transferred from one type of transport to another depending upon need. IntherMobil(R) may be loaded onto any vehicle by means of wheels attached to the bottom of the box. The product is then secured to the vehicle and the materials may be transported. This enables a transporter to make more efficient use of its vehicles and permits repair of the vehicle and/or the IntherMobil(R) separately. The IntherMobil(R) product may be used for refrigeration or freezing.

         In addition to its limited production of energy products, the Company, Holter GmbH, Holter Polska and Holter Systembau also provide design and engineering of energy systems for third parties. As of the date of this Registration Statement, the Company has met all material service and production requirements.

         The retail price and production of the Company's energy products is determined on a contract-by-contract basis with each customer. As of the date of this Registration Statement, the Company's products are not sold or distributed to the general public, but rather to large purchasers such as municipalities, governmental entities and other large users such as shopping malls, hotels and office buildings interested in improving emissions and efficiency of its facilities. Because the number and type of the Company's products are determined on a contract-by contract basis, the Company does not have any current plans for distribution.

Design and Engineering Services

         The Company and its subsidiaries and affiliates also provide design and engineering services to third parties relating to the development of large building or industrial projects in the areas of air filtration, water filtration and energy conservation. The services are provided on a contract-by-contract basis and are priced accordingly.

Markets

         The Company believes its markets are worldwide, but presently is focusing primarily upon markets in Eastern Europe, Germany, Asia and the Middle East. The Company's research indicates that there are over 80,000,000 square meters of floor space in the Federal Republic of Germany alone, and that such space is growing by approximately 5,000,000 square meters each year. Based upon the foregoing, the Company estimates a potential market of approximately 900,000 electrostatic denaturing outlet filters by January 2002. The Company intends to focus its marketing efforts to consumers the Company believes would be particularly attracted to the elimination of bacteria, spores, mold and other airborne allergens and particulate removal, such as hospitals, other medical facilities, schools, restaurants, hotels, apartment houses and office buildings.

         The Company intends to enter into relationships with third parties to market its products. As of the date of this Registration Statement, Holter GmbH, Denatec, LK-Luftqualitat, Holter Italia, INSTAL and Coolpoint engage in marketing and sales of the Company's air filtration systems; LIT and the Fushun Coal Mining Bureau ("Fushun") have entered into agreements to market Philaqua's water filtration products; and Huta Zabrze, Holter GmbH, Holter Polska, Holter Systembau, Intherm and Fushun engage in the marketing and sales of the Company's energy-related products. The Company intends to enter into further marketing relationships with third parties.

Competition

         Although the Company owns or has the rights by license to many of its proprietary technologies, the Company has many competitors in the general areas of air filtration, water filtration and energy-related products and the provision of design and engineering services. Many of the Company's competitors are larger, established companies with greater assets and financial reserves than the Company. The Company's future success will partly depend on its ability to compete with these businesses. Presently, there can be no assurance that the Company will be able to compete with these businesses.

         Air Filtration Products: The Company is not aware of any competitors in the removal and denaturization of bacteria, spores, mold and other airborne allergens. However, the Company believes that the following, among others, compete with the Company by producing a product which removes particulate matter from the air: Minnesota Mining and Manufacturing Company, General Electric Company, Siemans AG, Camfil GmbH, Delbag Luftfilter GmbH and Gebruder Trox GmbH.

         Water Filtration Products: The Company believes that Passavant-Roediger Umwelttechnik GmbH, Wedeco AG, Philipp Muller-Hager & Elsasser GmbH, Degremont S.A. and SHW Holter Wassertechnik GmbH, among others, compete with the Company in water filtration. Nevertheless, the Company is not aware of any competition in the area of its protected sewage sludge reduction technology.
                                       10

         Energy-Related Products: The Company believes that Asea Brown Boveri AG, Babcock BSH AG, Lurgi AG and L.&C. Steinmuller GmbH, among others, compete with the Company in the provision of energy-related products similar to those offered by the Company. Nevertheless, the Company is not aware of any competitor in the area of coal waste co-combustion technology whose system has up to 50% lower investment cost and up to 300% higher energy efficiency than conventional waste incineration plants.

Principal Suppliers

         LIT is the sole contractual supplier of components to Philaqua. The Company, its affiliates and subsidiaries do not rely substantially on any supplier.

Dependence Upon Customers

         For the year ended December 31, 1999 and the nine period ended September 30, 2000, the Company obtained 91% and 65% of its total revenues, respectively, from Holter GmbH, a subsidiary of the Company. See Part I, Item 7, "Certain Relationships and Related Transactions." For the nine month period ended September 30, 2000, the Company did not derive more than 10% of its revenues from any one source except Holter GmbH. However, the Company, through its affiliates, has significant material contracts with each of the Government of the City of Moscow, Russian Federation, and Lurgi Lent Jes AG and Lurgi Energie Und Entsorgung GmbH with regard to a project in the Ukraine. The size of either of these agreements may result in the Company deriving a significant portion of its revenues from that source in any given time period. There can be no assurance that the Company will not be significantly dependent upon revenues derived from any one customer at any given time since the Company fulfills executed contracts for completion of projects. The Company may remain dependent in the immediate future upon a limited number of customers (the identity of which may be subject to change from year to year) for a material percentage of its annual operating revenue.

Governmental Regulation

         The Company is subject to ordinary business regulation of employers and businesses in the Federal Republic of Germany, ordinary business regulation of businesses in the State of Nevada, and environmental regulations in each country in which the Company's products are sold, including Russia, China, Poland, Switzerland, Italy and Germany. The Company does not anticipate being subject to significant regulation as a result of its business plans other than typical safety certifications for its products and manufacturing capabilities, electrical appliances and devices. To the best knowledge of the Company, as of the date of this Registration Statement, the Company is in compliance with all applicable material environmental laws. The costs and effects of such compliance are incorporated into the costs of the Company's products charged to each customer depending upon the country in which the customer wishes the Company's products to be operational and installed and cannot be quantified. To the best knowledge of the Company, as of the date of this Registration Statement, the Company has obtained all applicable governmental approvals for its principal products and services.

Patents, Trademarks and Licensing Agreements

         Professor Heinrich W. Holter, the Company's President and Chairman of the Board of Directors, owns approximately 3,500 international Intellectual Property Rights in the areas of air filtration, water filtration, energy production and other technologies. Professor Holter has licensed approximately 975 of these Intellectual Property Rights to the Company and its subsidiaries, including Denatec and Philaqua, and affiliates by royalty-free, nonexclusive, perpetual licenses. By terms of the licenses, the Company may sublicense these Intellectual Property Rights to third parties at its option.

         The Company has no other Intellectual Property Right or licensing agreements except for standard software license agreements.

Research and Development

         The Company engages in research and development substantially through its affiliates and subsidiaries. Air and water filtration and energy research and development is performed by Holter GmbH. Air filtration research and development is performed by Denatec, LK-Luftqualitat, and contracted out by the Company to unaffiliated universities and centers of higher education such as ILK, Uni Munchen, TU Dresden, Uni Essen and Institut Bodensee, German universities and academic centers. Water filtration research and development is performed by Philaqua. The owner of any results of the research and development is the person or entity which pays for the research and development. Accordingly, in the event that Professor Holter, the Company's President and Chairman of the Board of Directors, pays for the research and development, he will own the results of the research and development.

         The Company estimates that an average of DM30 million was spent on research and development on its behalf by Professor Holter or by companies affiliated or owned, in whole or in part, by him. The costs of research and development are not borne directly by customers.

Employees

         Presently, the Company has five employees, all of whom are full-time, in the Gladbeck, Germany office. The Company has three executive officers:
Professor Holter, the Company's President and Chairman of the Board of Directors, Dirk Brinkmann, the Company's Executive Vice President and a director, and Daniel Lezak, the Company's Secretary/Treasurer and a director. See Part I, Item 5, "Directors and Executive Officers, Promoters and Control Persons." The Company utilizes the personnel of its subsidiaries and affiliates as it deems necessary from time to time. The Company's subsidiaries have the following number of full-time employees: Holter Italia (130), Holter GmbH (105), Philaqua (12), Holter Systembau (12), LK-Luftqualitat (10), Denatec (8) and Intherm (5). The Company's affiliates have the following number of full-time employees: Coolpoint (800) and Huta Zabrze (450).

         On October 25, 2000, the Company entered into employment agreements with each of Professor Holter and Mr. Brinkmann. Each employment agreement will terminate on December 31, 2005, and each automatically extends for another calendar year unless terminated by either party by November 30 of each calendar year. Pursuant to the terms of the employment agreements, Professor Holter will be paid $20,000, and Mr. Brinkmann will be paid $10,000, per month. Both
Professor Holter and Mr. Brinkmann will be entitled to an annual bonus as determined by the Board of Directors after consideration of each person's contributions to the Company and the performance of his duties. Each employment agreement provides that upon the termination of the employee's employment by the Company other than for "cause" (as defined in the employment agreements) or by the employee for certain actions of the Company, such as effecting a material adverse change in the employee's responsibilities, the employee will be entitled to all compensation and benefits payable under the employment agreement for the remainder of the term.

Facilities

         The Company's principal place of business and corporate offices are located at 23548 Calabasas Road, Suite 202, Calabasas, California 91302. The Calabasas facilities consist of approximately 600 square feet of office space and is leased on a month to month basis from Gateway Industries, Ltd., of which Daniel Lezak, the Company's Secretary/Treasurer and a director, is the President. The monthly rental for the Calabasas property is $1,050 per month.

         The Company also occupies office space in Dusseldorf and Gladbeck, Germany as well as Italy, Poland, China, Switzerland, Russia and Czech Republic. The Dusseldorf property consists of approximately 800 square feet, and is provided by Holter GmbH, a subsidiary of the Company which Professor Holter, the Company's President and Chairman of the Board of Directors, is the President, at no cost to the Company. The Gladbeck offices are located in a building operated by Grundstucksgesellschaft HKP GbR, a partnership in which Professor Holter, the Company's President and Chairman of the Board of Directors, is a partner. The offices consist of approximately 1,000 square feet of office space. The Company does not pay rent nor has an executed lease for the premises. The Italian property is located in Fano, Italy, consists of approximately 600 square feet, and is provided by Holter Italia, a subsidiary of the Company, at no charge to the Company. The Polish property is located in Zabrze, Poland, consists of approximately 1,000 square feet, and is provided by Huta Zabrze, an affiliate of the Company, at no charge to the Company. The Chinese properties are located in Hong Kong and Fushun, China, consist of approximately 800 and 1,000 square feet, and are provided by Coolpoint, an affiliate of the Company, and Fushun Cool Mining Bureau, a party with whom the Company has a joint venture agreement, at no charge to the Company. The Swiss property is located in Lucerne, Switzerland, consists of approximately 900 square feet, and is provided by LK-Luftqualitat, a subsidiary of the Company, at no charge to the Company. The Russian property is located in Moscow, Russia, consists of approximately 1,200 square feet, and is provided by the city of Moscow, a third party with whom the Company, through an affiliate of Professor Holter has a relationship, has an agreement, at no charge to the Company. The Czech property is located in Prague, Czech Republic, consists of approximately 1,100 square feet, and is provided by Holter GmbH at no charge to the Company.

Litigation

         There are presently no material pending legal proceedings to which the Company or any of its subsidiaries is a party or to which any of its property is subject and, to the best of its knowledge, no such actions against the Company are contemplated or threatened.

Risk Factors

         An investment in the Company's Common Stock involves a high degree of risk, including the risks described below. Each of these risks could materially adversely affect the business, operating results and financial condition of the Company.

         Conflicts of Interest; Related Party Transactions

         The Company has acquired, and may in the future acquire, several businesses owned and/or controlled, in whole or in part, by Professor Heinrich
W. Holter, the Company's President and Chairman of the Board of Directors. Any transactions of such nature involve a conflict of interest of those parties with a managerial position and/or ownership interest in both the Company and the subsidiary, affiliate, or to-be-acquired entity. There can be no assurance that the Company will enter into an arms length transaction with any such entity or otherwise obtain an independent valuation or appraisal. Any failure of the Company to resolve conflicts in the best interests of the Company and its stockholders could have a material adverse effect on the Company's financial condition. See Part I, Item 7, "Certain Relationships and Related Transactions."

         High Volatility of Foreign Operations

         Much of the Company's business is being conducted either in the Russian Federation, China and Eastern Europe. The Russian and Chinese economic and political situations are considered highly unstable and unpredictable. Renewed financial or political crisis in Russia or China could have a severely negative impact on the Company's operations. The Company's foreign operations are also subject to other risks of doing business abroad, including fluctuations in the value of currencies (which may affect demand for products priced in German deutsche marks or U.S. dollars as well as local labor and supply costs), import duties, changes to import and export regulations (including quotas), possible restrictions on the repatriation of capital and earnings, labor or civil unrest, long payment cycles, greater difficulty in collecting accounts receivable and the burdens and cost of compliance with a variety of foreign laws, changes in citizenship requirements for purposes of doing business and government expropriation of operations and/or assets. There can be no assurance that foreign governments will not adopt regulations or take other actions that would have a direct or indirect adverse impact on the business or market opportunities of the Company or that the political, cultural or economic climate outside the United States will be favorable to the Company's operations and growth strategy. Such actions or developments could have a material adverse effect on the Company's business, financial condition and results of operations.

         Limited Operating History

         The Company has a limited operating history and is in the early phases of operation. The Company's likelihood of success must be considered in light of the many unforeseen costs, expenses, problems, difficulties and delays frequently associated with new ventures. There can be no assurance that the Company's business ventures will be successful or that it will be able to attract and retain sufficient customers and clients to attain its goals. The success of the Company will be affected by expenses, operational difficulties and other factors frequently encountered in the development of a business enterprise in a competitive environment, many of which may be beyond the Company's control. See Part I, Item 2, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 1, "Description of Business."

         No Assurance of Profitability

         The Company anticipates that its operating expenses will increase substantially as its business expands and there will be a greater need to generate significantly more revenues to achieve profitability. There can be no assurance that the Company will ever achieve significant revenues or profitable operations. See Part I, Item 2, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes thereto.

         Prof. Holter, the Company's President and Chairman of the Board of Directors, beneficially owns approximately 66.2% of the Company's outstanding Common Stock as of November 30, 2000. As a result, Prof. Holter possesses significant influence over the Company on matters including the election of directors. This concentration of share ownership may: (i) delay or prevent a change in control of the Company; (ii) impede a merger, consolidation, takeover, or other business involving the Company; or (iii) discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company.

         Possible Difficulties in Future Funding

         In the past, the Company has financed much of its operations with monies and other services provided by other companies owned and/or controlled by Prof. Holter, the Company's President and Chairman of the Board of Directors. It is unlikely that this funding source will be sufficient to satisfy the Company's future, increasing financing demands. Accordingly, the Company may have to seek funding from outside sources. There can be no assurance that outside funding will be available to the Company at the time and in the amount necessary to satisfy the Company's needs, or, that if such funds are available, they will be available on terms favorable to the Company. The Company may also consider selling new securities, either privately or publicly to raise funds. If the Company issues additional shares of Common Stock, current shareholders may experience immediate and substantial dilution in their ownership of Company shares. In the event the Company issues securities or instruments other than Common Stock, it may be required to issue such instruments with greater rights than those currently possessed by holders of the Company's Common Stock.

         Competition

         The air filtration, water filtration and energy-related and conservation product industries and the provision of engineering and design services for air filtration, water filtration and energy-related and conservation projects are intensely competitive. The Company will compete with other air filtration, water filtration and energy related and conservation developers, marketers, designers and engineers in the sale of its products and provision of its design and engineering services. Based upon its knowledge and assessment of these industries, the Company considers the following to be its primary competitors in each industry:

Industry                                 Competitor
--------                                 ----------

Air Filtration                    Minnesota Mining and Manufacturing Company
                                  General Electric Company
                                  Siemans AG
                                  Camfil GmbH
                                  Delbag Luftfilter GmbH
                                  Gebruder Trox GmbH

Water Filtration                  Passavant-Roediger Umwelttechnik
                                  Wedeco AG
                                  Philipp Muller-Hager & Elsasser GmbH
                                  Degremont S.A.
                                  SHW Holter Wassertechnik GmbH

Energy-Related Products           Asea Brown Boveri AG
                                  Babcock BSH AG
                                  Lurgi AG
                                  L.& C. Steinmuller GmbH

Some of these competitors have substantially greater financial resources than the Company. These entities generally may be able to accept more risk than the Company prudently can manage, including risk with respect to the creditworthiness of purchasers or risk related to geographic or other concentration of investment.

         Rapid Technological Changes

         The water and air purification industries are subject to rapid and significant changes in technology. While the Company believes that for the foreseeable future these changes will not materially hinder the Company's ability to acquire necessary technologies, the effect of technological changes on the businesses of the Company cannot be predicted. Thus, there can be no assurance that technological developments will not have a material adverse effect on the Company.

         The Company's growth strategy includes investment in product development. See Part I, Item 1, "Description of Business - Research and Development." The Company sells its products in industries that are characterized by rapid and significant technological changes, frequent new product and service introductions and enhancements and evolving industry standards. Without the timely introduction of new products, services and enhancements, the Company's products and services may become technologically obsolete over time, in which case its revenue and operating results would suffer.

         Many of the Company's products and services under development are technologically innovative and require significant planning, design, development and testing at the technological, product and manufacturing-process levels. These activities require the Company to make significant investments.

         Products in the air and water filtration and purification markets undergo rapid and significant technological change because of quickly changing industry standards and the introduction of new products and technologies that make existing products and technologies uncompetitive or obsolete. The Company's competition may adapt more quickly to new technologies and changes in its customers' requirements than it can. The products the Company is currently developing, or those it will develop in the future, may not be technologically feasible or accepted by the marketplace, and its products or technologies could become uncompetitive or obsolete.

         The Company believes that its future success will depend in part upon its ability to develop and enhance its current products and develop new products to meet such anticipated technological changes. To the extent products developed by the Company are based upon anticipated changes, sales of such products may be adversely affected if other technology becomes accepted in the relevant industry. If the Company does not successfully introduce new products or enhanced versions of its current products in a timely manner, any competitive position the Company may develop could be lost and the Company's sales, if any, would be reduced. There can be no assurance that the Company will be able to develop and introduce enhanced or new products that satisfy customer needs and achieve market acceptance. The failure of the Company to manage its research and development efforts would have a material adverse effect upon its business and prospects.

         Potential Volatility

         The market price of the shares of Common Stock may be significantly affected by factors such as actual or anticipated fluctuations in operating results, new products or services or new contracts by the Company or their competitors, legislative and regulatory developments, conditions and trends in the air and water purification industries, general market conditions and other factors. In addition, the stock market, from time to time, has experienced significant price and volume fluctuations that have particularly affected the market prices for the common stock of technology and other companies that have often been unrelated to the operating performance of particular companies. These broad market fluctuations may also adversely affect the market price of the Company's Common Stock.

         No Dividends

         The Company has never declared or paid any cash dividends and does not expect to declare any such dividends in the foreseeable future. Payment of any future dividends will depend upon earnings and capital requirements of the Company, their debt facilities, if any, and other factors the Board of Directors considers appropriate. The Company intends to retain its earnings, if any, to finance the development and expansion of its business and, therefore, does not anticipate paying any dividends in the foreseeable future. In addition, in the future the Company may enter into certain borrowing arrangements which will restrict its ability to pay dividends, although it currently has no intention to do so. Accordingly, investors who anticipate the need for immediate income from their investments by way of dividends should refrain from purchasing any of the securities offered hereby. See Part II, Item 1, "Market Price of And Dividends on the Registrant's Common Equity and Other Shareholder Matters - Dividend Policy."

         Dependence on Proprietary Technology; Expense and Risk of Patent Litigation

         The Company relies on patent, trade secret and other intellectual property protection for its products and technology. Professor Holter, the Company's President and Chairman of the Board of Directors, has received over 3,500 international Intellectual Property Rights, over 975 of which are licensed to the Company and its subsidiaries and affiliates. The process of obtaining Intellectual Property Rights can be expensive and there can be no assurance that any future applications for Intellectual Property Rights will result in the issuance of patents, that any issued patents or other Intellectual Property Rights will provide the Company with meaningful competitive advantages, or that challenges will not be issued against the validity or enforceability of any patent or other Intellectual Property Right issued to the Company.

         The Company also relies on trade secrets and proprietary technology that it seeks to protect, in part, through confidentiality agreements with employees, consultants and other parties. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known to or independently developed by others.

         In the absence of significant Intellectual Property Right or other proprietary protection, competitors may be able to copy the Company's technology or design approaches, replicate its processes or gain access to its trade secrets. Moreover, there can be no assurance that competitors will not be able to develop technologies similar to or more advanced than the Company's or design around any protected aspects of the Company's products or technology. No assurance can be given that the Company's current or future products will not infringe on the patents or other intellectual property rights of others.

         There has been substantial litigation regarding patent and other intellectual property rights in related industries. Further commercialization of the Company's products could provoke additional claims of infringement from third parties. In the future, litigation may be necessary to enforce Intellectual Property Rights issued or licensed to the Company and/or Professor Holter, to protect trade secrets or know-how owned or licensed by the Company, or to defend the Company against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Any such litigation would likely result in substantial cost and diversion of effort by the Company, which by itself could have a material adverse effect on the Company's business, financial condition and operating results. Further, adverse determinations in such litigation could result in the Company's loss of proprietary rights, subject the Company to significant liabilities to third parties, require the Company to seek licenses from third parties, or prevent the Company from manufacturing or selling its products, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

         Risks of Changing Laws

         The Company believes that compliance with the air emission regulations by coal users can be fully or partially met through the use of clean-burning fuel technologies. The Company is unable to predict future regulatory changes and their impact on the demand for its products. A full or partial repeal or revision of certain environmental regulations would have a material adverse effect on its prospects.

         No Established Market for Energy-Related Products Exists

         Although the Company believes that a substantial market will develop for energy-related products, an established market does not currently exist. As a result, the availability of accurate and reliable pricing information and transportation alternatives is not fully known. The Company's future success will depend on its ability to establish a market for energy-related products among potential customers such as electrical utility companies and industrial coal users. Further, potential users of its fuel products may be able to choose among alternative fuel supplies. The Company faces the risk that commercial-scale production facilities when completed will be unable to generate sufficient market interest to continue in business. Further, the Company cannot make assurances that any commercial-scale facility will be successful.

         Competitive Cost

         The Company's success depends, in substantial part, on its ability to produce the Company's varied environmental products at a competitive cost on a commercial scale. Until production volumes approach design capacity levels, actual costs and profitability will not be certain. Further, all its other products are currently in various stages of development and it has not yet produced them on a fully integrated production line or on a commercial scale. The Company has not, therefore, proven the actual cost of manufacturing these products, and the Company cannot make assurances that it will be able to manufacture them at a competitive cost. As possible licensees and possible joint ventures begin to commercially produce the Company's environmental products, they may encounter difficulties that cause costs of production to exceed what the Company currently anticipates. The Company's failure to manufacture its products at commercially competitive costs would make it difficult to compete with other manufacturers.

         Fluctuation of Quarterly Operating Results

         Sales of the Company's products have been, and are expected to continue to be, characterized by a relatively long sales cycle due to such factors as the substantial time required by potential customers for technical evaluation of the Company's products prior to purchase, high cost and the critical roles third party manufacturers used by the Company, if any, play in the manufacturing process. Sales of the Company's systems and products may also depend upon the decision of a prospective customer to upgrade the equipment in its existing facilities or to open new facilities, which typically involves a significant capital commitment. The Company believes that the sales cycle will continue to be lengthy as certain of its anticipated customers centralize purchasing decisions, which is expected to intensify the evaluation process and require additional sales and marketing expenditures by the Company. The sales cycles of many of the Company's products are lengthy and subject to a number of significant risks that are beyond its control, including customers' budgetary constraints and internal acceptance reviews. The Company believes that its revenues could fluctuate significantly from quarter to quarter, due to its lengthy and unpredictable sales cycle. A large portion of the Company's expenses, including expenses for facilities, equipment and personnel, are relatively fixed. Accordingly, if the Company's revenues decline or do not grow as the Company anticipates, it might not be able to correspondingly reduce its operating expenses. The Company's failure to achieve its anticipated levels of revenues could significantly harm its operating results for a particular fiscal period. Due to the possibility of fluctuations in its operating results, the Company believes that quarter-to-quarter comparisons of its operating results are not always a good indication of its future performance.

         Dependence On Key Personnel; Management Of Expanding Operations

         The Company's success will, to a large extent, depend upon the continued services and capabilities of Professor Holter, President and Chairman of the Board of Directors, and Mr. Brinkmann, Executive Vice President and a director. The loss of services of Professor Holter and/or Mr. Brinkmann would materially and adversely affect the Company. Further, a significant portion of the Company's intellectual property has been licensed from Professor Holter. The death, disability, or unavailability of Professor Holter and/or Mr. Brinkmann could have a material adverse impact upon the Company. Although the Company entered into five-year employment agreements with Professor Holter and Mr. Brinkmann, those agreements may not assure the continued service of either of them to the Company. See Part I, Item 1, "Description of Business - Employees." The Company does not have "key man" insurance insuring Professor Holter.

         The success of the Company will also depend, in part, upon its ability to retain the personnel who have assisted in the development of the Company's products, and to attract and retain additional qualified operating, marketing, technical and financial personnel. The competition in the air and water filtration and energy-related product industries for such qualified personnel is often intense, and there can be no assurance that the Company will be able to hire or retain necessary personnel. In addition, the Company will require additional senior management and the development of additional expertise by existing management personnel, as well as improved operational and financial systems, and there can be no assurance that new personnel and systems will be successfully integrated or that the developments will not result in a material adverse effect on the Company.

         Pink Sheets Trading; Market Illiquidity

         The Company's Common Stock currently trades on the "Pink Sheets." Although the Company intends to apply for listing to a regulated exchange, there can be no assurance that the Company's Common Stock will meet the initial or continued listing requirements of such exchange. If the Company is unable to meet such listing requirements, it will not be accepted by such exchange. If the Company is required to maintain its listing on the Pink Sheets, the liquidity of the Company's securities could be impaired, not only in the number of securities which could be bought and sold, but also through delays in the timing of transactions, reduction in security analysts' and the news media's coverage of the Company, and lower prices for the Company's securities than might otherwise be attained.

         Risks of Penny Stock

         The Company's Common Stock may be deemed to be "penny stock" as that term is defined in Rule 3a51-1 promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Penny stocks are stocks (i) with a price of less than $5.00 per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation systems (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) of an issuer with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years), or with average annual revenues of less than $6,000,000 for the last three years.

         A principal exclusion from the definition of a penny stock is an equity security that has a price of $5.00 or more, excluding any broker or dealer commissions, markups or markdowns. As of the date of this Registration Statement, the Company's Common Stock does not have a price in excess of $5.00 and will be deemed a penny stock.

         In the event that the  Company's  Common Stock is deemed a penny stock,
Section 15(g) of the Exchange Act and Rule 3a51-1 promulgated pursuant to the Exchange Act would require broker-dealers dealing the Company's Common Stock to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in the Common Stock for the investor's account.
Potential investors in the Company's Common Stock will be urged to obtain and read such disclosure carefully before purchasing the Common Stock.

         Additionally, Rule 15g-9 promulgated pursuant to the Exchange Act requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based upon the information obtained, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's Common Stock to resell their shares to third parties or to otherwise dispose of them.

         Risks of Delay

         There are substantial risks of delay, some of which are beyond the Company's control, associated with: (i) developing its products and related manufacturing processes; (ii) market acceptance of and demand for its products; and (iii) developing sufficient production capacity to produce its products.

         Product Development Efforts

         The Company intends to devote significant personnel and financial resources to research and development activities to develop new products. The Company may not be successful in developing new products, and it may never realize any benefits from such research and development activities. The Company's ability to increase its revenues and achieve and sustain profitability is dependent upon its ability to successfully develop new and commercially viable products.

         Direct Sales Force

         The Company sells a major portion of its products through the sales forces of its subsidiaries and/or affiliates. The Company believes that it will need to expand the direct sales and marketing forces of its subsidiaries and/or affiliates to successfully address the market for its products. There can be no assurance that the Company will be able to build an efficient and effective sales and marketing force. Its failure to build an efficient and effective sales and marketing force could negatively impact sales of its products, thus reducing its revenues and profitability.

         Limitations Imposed by Environmental Regulation

         The ability of the Company to provide its products and services will be subject to the rules and regulations promulgated by several government agencies. Federal, state and local environmental laws in the Federal Republic of Germany and other countries in which the Company, its affiliates and subsidiaries engage in business govern air emissions and discharges into water and the generation, transportation, storage, and treatment and disposal of solid and hazardous waste. These laws establish standards that would govern most aspects of the construction and operation of the Company's facilities, and often require multiple governmental permits before these facilities can be constructed, modified, or operated. There can be no assurance that all required permits will be issued for the Company's projects under development or for future projects, or that the requirements for continued environmental regulatory laws and policies governing their enforcement may change, requiring new technology or stricter standards for the control of discharges of air or water pollutants, or for solid or hazardous waste or ash handling and disposal. Such future developments could affect the manner in which the Company would operate its plants and could require significant additional expenditures to achieve compliance with such requirements. It is possible that compliance may not be technically or economically feasible. As of the date of this Registration Statement, the Company has not experienced any delays or costs associated with environmental regulations that have materially effected the Company's business.

         Unascertainable   Risks   Associated  with  Potential  Future  Acquired
         Businesses

         To the extent that the Company may acquire a business in a highly risky industry, the Company will become subject to those risks. Similarly, if the Company acquires a financially unstable business or a business that is in the early stages of development, the Company will become subject to the numerous risks to which such businesses are prone. Although management intends to consider the risks inherent in any industry and business in which it may become involved, there can be no assurance that it will correctly assess such risks.

         Risks Associated with Acquisitions, Strategic Relationships

         The Company may acquire other companies or technologies in the future, and the Company regularly evaluates such opportunities. Acquisitions entail numerous risks, including difficulties in the assimilation of acquired operations and products, diversion of management's attention from other business concerns, amortization of acquired intangible assets, and potential loss of key employees of acquired companies. No assurance may be given as to the Company's ability to integrate successfully any operations, personnel, services or products that might be acquired in the future. Failure to assimilate acquired organizations successfully could have a material adverse effect on the Company's business, financial condition and operating results. Due to the foregoing factors among others, quarterly revenues and operating results are difficult to forecast. The Company believes that period-to-period comparisons of the Company's operating results will not necessarily be meaningful and you should not rely on them as any indication of future performance. The Company's future quarterly operating results may not consistently meet the expectations of securities analysts or investors, which in turn may have an adverse effect on the market price of the Company's Common Stock.

ITEM 2.  Management's Discussion and Analysis or Plan of Operation

         The following information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in the Form 10-SB.

December 31, 1999 and December 31, 1998

Changes in Financial Condition

         In 1999, the Company acquired Denatec and Philaqua by issuing 43,600,000 shares of restricted Common Stock of the Company for all of the outstanding common stock of Denatec and 80% of the outstanding common stock of Philaqua. These acquisitions were accounted for as recapitalizations of Denatec and Philaqua. Accordingly, the consolidated financial statements of Denatec and Philaqua are presented as the historical financial statements of the Company. The acquisition of Denatec and Philaqua has made a substantial, positive contribution to the financial condition of the Company through year-end. The balance of current assets at December 31, 1999 was $2,080,343, compared to a balance of $157,602 at December 31, 1998. The balances of current liabilities were $1,267,563 and $493,081 for the same periods respectively. The resulting current ratio at December 31, 1999 was 1.6 :1. The current ratio at December 31, 1998 was 0.3 :1.

         The increase of current assets at December 31, 1999 over December 31, 1998 was due primarily to the increase of cash from $156,995 to $1,369,990, an increase of $1,212,995, or 773%. This increase is due primarily to the cash generated from the sale of the Company's common stock for cash of $923,324.

         Current assets at December 31, 1999 also increased due to the increase of accounts receivable and notes receivable from $0 to $616,765, an increase of 100%, of which $604,175 was to related parties. Additionally, inventory increased $92,610 or 100% from $0 at December 31, 1998, to $92,610 at December 31, 1999. The balance at December 31, 1999 included primarily materials purchased for jobs in progress.

         The balance of current liabilities at December 31, 1999 was $1,267,563 compared to $493,081 at December 31, 1998. The increase of $774,482, or 157%, was due primarily to the accrued expenses payable at December 31, 1999 of $619,775. Current liabilities at December 31, 1999 also increased by a related party payable of $59,125. Accounts payable increased $151,134 or 68%, from $220,727 at December 31, 1998 to $371,861 at December 31, 1999. The increase is primarily due to the expanded operations of the Company.

         The Company purchased $50,636 of equipment during the year ended December 31, 1999. Depreciation expense for the current year was $34,290 compared to $12,976 for the prior year.

         At December 31, 1999, the Company had no long-term debt. The Company had sufficient cash flow from operations to meet its current cash obligations. The Company anticipates continued positive cash flow from existing operations during the next twelve months, and will continue to look for ways to invest its cash flow in acquisitions of companies and other investments that will contribute in a positive way to the Company's operating strategy.

Results of Operations

         Sales for the year ended December 31, 1999 were $2,626,460 compared to $291,735 for the year ended December 31, 1998, resulting in an increase of $2,334,725 or 80%. Cost of goods sold for the year ended December 31, 1999 was $487,078, or 19% of sales, resulting in gross profit of $2,139,382, or 81%, of sales.

         Operating expenses include primarily salary and wage expenses and general and administrative expenses. Salary and wage expenses for the year ended December 31, 1999 were $895,925 compared to salary and wage expenses of $302,337 for the year ended December 31, 1998. General and administrative expenses were $762,697, or 29%, of sales for the same period in 1998, resulting in an increase of $487,880, or 178%. The increase was due to the expanded operations of Denatec and Philaqua.

         Other income increased from $11,798 in 1998 to $56,063 for the year ended December 31, 1999, an increase of $44,265, or 375%. This increase is offset somewhat by the increase in interest expense from $1,157 for the year ended December 31, 1998 to $49,064 for the year ended December 31, 1999, a decrease of $47,097, or 4141%.

Three and Nine Month Periods Ended September 30, 2000

Changes in Financial Condition

         In March  2000,  the  Company  acquired  50% of  Holter  Systembau  for
$125,000 and 30% of the outstanding common stock of Holter GmbH for $1.5 million. In April 2000, the Company purchased 50% of the outstanding common stock of LK-Luftqualitat. In June 2000, the Company purchased Intherm for $125,000. These acquisitions were accounted for as purchases with the assets and liabilities recorded at predecessor cost since they were purchased from the Company's controlling shareholders. The Company believes that the purchases of Systembau, Holter GmbH, LK-Luftqualitat and Intherm have made a substantial, positive contribution to the financial condition of the Company through the nine months ended September 30, 2000. The balance of current assets at December 31, 1999 was $2,080,343 compared to a balance of $5,391,139 at September 30, 2000. The balances of current liabilities were $1,267,563 and $4,567,741 for the same periods respectively. The resulting current ratio at December 31, 1999 was 1.6 :1. The current ratio at September 30, 1998 was 1.2 :1.

         The increase of current assets at September 30, 2000 over December 31, 1999 was due primarily to the increase of accounts receivable from $12,590 to $1,710,398, an increase of $1,697,808, or 13485%. This increase is due primarily to the sales generated by Holter GmbH which were collected in the fourth quarter of 2000.

         Current assets at September 30, 2000 also increased due to the increase of prepaid expenses from $978 to $996,883, an increase of $995,905 due to costs accumulated in jobs in progress by Holter GmbH. Additionally, inventory increased $2,191,482 or 2366% from $92,610 at December 31, 1999 to $2,284,092 at
September 30, 2000. The increase at September 30, 2000 primarily consisted of materials for jobs in progress by Holter.

         The balance of current liabilities at September 30, 2000 is $4,567,741 and at December 31, 1999 was $1,267,563. The increase of $3,300,178, or 260%, was due primarily to the accrued expenses payable at September 30, 2000 of $2,682,979. Accounts payable increased $1,294,062, or 348%, from $371,861 at
December 31, 1999 to $1,665,923 at September 30, 2000. The increase was primarily due to the expanded operations of the Company from its acquisition of Holter GmbH and the jobs in progress to be completed by Holter GmbH.

         The Company purchased $185,306 of equipment during the nine months ended September 20, 2000.

         At September 30, 2000, the Company had no long term debt. The Company had sufficient cash flow from operations to meet its current cash obligations. The Company anticipates continued positive cash flow from existing operations during the next twelve months, and will continue to look for ways to invest its cash flow in acquisitions of companies and other investments that will contribute in a positive way to the Company's operating strategy.

Results of Operations

         Sales for the three months ended September 30, 2000 were $1,072,071 compared to $1,768,627 for the 3 months ended September 30, 1999 resulting in an decrease of $696,556, or 39%. Cost of goods sold for the quarter was $580,939, or 54%, of sales, resulting in gross profit of $491,132, or 46%, of sales.

         Operating expenses include primarily salary and wage expenses and general and administrative expenses. Salary and wage expenses for the three months ended September 30, 2000 were $601,762. For the three months ended September 30, 1999, the Company had salary and wage expenses of $200,604. General and administrative expenses were $1,364,469 for the three months ended September 30, 2000 compared to $254,097 for the three months ended September 30, 1999. The increase is due to the expanded operations of Systembau. None of the costs were capitalized during the three months ended September 30, 2000 since all jobs were completed by September 30, 1999.

         Sales for the nine months ended September 30, 2000 were $3,788,585 compared to $1,850,725 for the nine months ended September 30, 1999, resulting in an increase of $1,937,860 or 105%. Cost of goods sold for the nine months ended September 30, 2000 was $2,083,772 or 55% of the sales, resulting in gross profit of $1,704,863, or 45% of sales.

         Salary and wage expenses for the nine months ended September 30, 2000 were $1,963,080. For the nine months ended September 30, 1999, the Company had salary and wage expenses of $665,157. General and administrative expenses were $3,682,389 for the nine months ended September 30, 2000 compared to $421,534 for the nine months ended September 30, 1999. $4,503,534 of these costs were capitalized during the nine months ended September 30, 2000 for jobs to be completed in calendar year 2000 compared to $0 in 1999 since all projects were completed at September 30, 1999.

Inflation

         In the opinion of management, inflation has not had a material effect on the operations of the Company.

Forward Looking Statements

         This Registration Statement contains certain forward looking statements. The Company wishes to advise readers that actual results may differ materially from such forward looking statements. Forward looking statements involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, and which may be beyond the Company's control, including, but not limited to, the following: the possible success of the Company's varied projects and subsidiaries, the volatility of the financial markets in which the Company invests, the ability of the Company to fund its current and future projects and its ability to meet its cash and working capital needs, the industries in which the Company operates, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission (the "Commission"). Any statements contained in this Registration Statement that are not statements of historical fact may be deemed to be forward looking statements. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "anticipate," "intend," "could," "estimate," or "continue," or the negative or other variations thereof or comparable terminology are intended to identify forward looking statements.

ITEM 3.  Description of Property

         The Company's principal place of business and corporate offices are located at 23548 Calabasas Road, Suite 202, Calabasas, California 91302. The Calabasas facilities consist of approximately 600 square feet of office space and are leased on a month to month basis from Gateway Industries, Ltd., of which Daniel Lezak, the Company's Secretary/Treasurer and a director, is the President. The monthly rental for the Calabasas property is $1,050 per month. The purposes of this office are to maintain corporate records and provide office space for corporate maintenance.

         The Company also occupies office space in Dusseldorf and Gladbeck, Germany as well as Italy, Poland, China, Switzerland, Russia and Czech Republic. The Dusseldorf property consists of approximately 800 square feet, and is provided by Holter GmbH, a subsidiary of the Company which Professor Holter, the Company's President and Chairman of the Board of Directors, is the President, at no cost to the Company. The Gladbeck offices are located in a building operated by Grundstucksgesellschaft HKP GbR, a partnership in which Professor Holter, the Company's President and Chairman of the Board of Directors, is a partner. The offices consist of approximately 1,000 square feet of office space. The Company does not pay rent nor has an executed lease for the premises. The Italian property is located in Fano, Italy, consists of approximately 600 square feet, and is provided by Holter Italia, a subsidiary of the Company, at no charge to the Company. The Polish property is located in Zabrze, Poland, consists of approximately 1,000 square feet, and is provided by Huta Zabrze, an affiliate of the Company, at no charge to the Company. The Chinese properties are located in Hong Kong and Fushun, China, consist of approximately 800 and 1,000 square feet, and are provided by Coolpoint, an affiliate of the Company, and Fushun Cool Mining Bureau, a party with whom the Company has a joint venture agreement, at no charge to the Company. The Swiss property is located in Lucerne, Switzerland, consists of approximately 900 square feet, and is provided by LK-Luftqualitat, a subsidiary of the Company, at no charge to the Company. The Russian property is located in Moscow, Russia, consists of approximately 1,200 square feet, and is provided by the city of Moscow, a third party with whom the Company, through an affiliate of Professor Holter has a relationship, has an agreement, at no charge to the Company. The Czech property is located in Prague, Czech Republic, consists of approximately 1,100 square feet, and is provided by Holter GmbH at no charge to the Company. The purposes of these offices are to perform the Company's obligations and conduct its operations through its subsidiaries and affiliates located in each area and for general office purposes.

ITEM 4.  Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth information, to the best of the Company's knowledge, as of November 30, 2000 with respect to each person known by the Company to own beneficially more than five percent of the outstanding Common Stock, each director and all directors and officers as a group.

  Name and Address                      Amount and Nature of         Percent
of Beneficial Owner                     Beneficial Ownership         of Class(1)
-------------------                     -------------------         -----------
Prof. Heinrich W. Holter                  63,083,333(2)               66.2%
President, Chairman of the Board
  of Directors
Beisenstr.39
45964 Gladbeck, Germany

Dirk Brinkmann                             1,055,555(3)                1.1%
Executive Vice President, Director
Beisenstr. 39
45964 Gladbeck, Germany

Daniel Lezak                               1,055,555(4)                1.1%
Secretary/Treasurer, Director
23548 Calabasas Road, Suite 202
Calabasas, California 91302

Herman Hogg                                4,270,348(5)                4.5%
Hans-Adolf-Buhler-Strasse 8
D-79361 Sasbach-Jechtingen
Germany


Leszek Kulawik                             4,750,000(6)                5.0%
Bytomska 1
41-800 Zabrze, Poland


All directors and officers                65,184,443                  68.5%
a group (3 persons)

(1)      Based upon 95,208,533 shares outstanding as of November 30, 2000.

(2) Includes 1,000,000 shares held by his son, Dr. Gerhardt Holter, in which Professor Holter disclaims beneficial ownership.

(3) Includes 1,000,000 shares held by his wife, Daniela Brinkmann, in which Mr. Brinkmann disclaims beneficial ownership.

(4) Includes 1,000,000 shares indirectly held by Gateway Industries, Ltd., of which Mr. Lezak is a beneficial owner.

(5) Includes 20,348 shares held by his children, Michael and Verena Hogg, in which Mr. Hogg disclaims beneficial ownership.

(6) Includes 2,000,000 shares held by Huta Zabrze, of which Mr. Kulawik is Managing Director and in which he may be considered to have a beneficial interest.

         Unless otherwise indicated in the footnotes, the Company has been advised that each person above has sole voting power over the shares indicated above.

ITEM 5.           Directors, Executive Officers, Promoters and Control Persons

Executive Officers and Directors

Name                              Age      Position
----                              ---      --------

Professor Heinrich W. Holter      70       President and Chairman
                                           of the Board of Directors
Dirk Brinkmann                    35       Executive Vice President, Director
Daniel Lezak                      66       Secretary/Treasurer, Director

         All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. Directors will be elected at the annual meetings to serve for a term of one year, and until his successor shall have been elected and accepted his election to the board in writing. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof. Any non-employee director of the Company shall be reimbursed for expenses incurred for attendance at meetings of the Board of Directors and any committee of the Board of Directors.

         The Executive Committee of the Board of Directors, to the extent permitted under Nevada law, exercises all of the power and authority of the Board of Directors in the management of the business and affairs of the Company between meetings of the Board of Directors. Each executive officer is appointed by and serves at the discretion of the Board of Directors. All members of the Board of Directors serve on the Executive Committee.

         Except as otherwise provided herein, none of the officers and/or directors of the Company are officers or directors of any other publicly traded corporation, nor have any of the directors, officers, affiliates, subsidiaries or promoters of the Company filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or the subject of any order, judgment, or decree involving the violation of any state or federal securities laws within the past five years.

         The business experience of each of the persons listed above during the past five years is as follows:

Professor Heinrich W. Holter, President and Chairman of the Board of Directors

         Professor Holter has served as the Company's President and Chairman of the Board of Directors since January 1999 and the Managing Director and principal shareholder of Holter GmbH since 1995. He also serves as the Managing Director of each of Denatec, Philaqua, Holter Systembau, LK-Luftqualitat, Holter Italia and Holter Polska.

         Professor Holter holds over 3,500 international Intellectual Property Rights in the area of environmental protection technology. In 1985, he was appointed Chairman of the German Diesel Board by the Society of Inventors. He has been awarded the order of merit from the Federal Republic of Germany (Bundesverdienstkreuz), the Diesel gold medal for his scientific works, and the German Federal Service Cross with ribbon. Professor Holter also received the order of merit from the Moscow Academy of Sciences. Professor Holter was the first citizen of the Federal Republic of Germany to receive the "Order of Friendship" granted to him by the President of the Russian Federation, Boris Yeltsin, for "personal contribution to the development of the coal industry of Russia and to the strengthening of the friendly relations between Germany and Russia." Professor Holter received this honor for his work as the president and a member of the East-West Academy, a foundation which promotes multinational cooperation in the field of environmental protection, technology and medicine.

         Professor Holter holds an engineering degree (Dipl.-Ing., Graduate in Engineering) from the Mining College in Essen, Germany in 1953, a Doctor of Science degree (Dr. sc.) from the technical University of Mining in Ostrava in 1991, and a Doctor of Engineering degree (Dr.-Ing.) from the Silesian Technical College in Gliwice in 1992. Professor Holter has served as a University Professor at Kosice Technical University, Germany since 1994, and was awarded a prestigious State Professor position by the State of North-Rhine-Westphalia, Germany.

Dirk Brinkmann, Executive Vice President and Director

         Since 1995 Mr. Brinkmann has been employed as a financial advisor by several entities owned and/or controlled by Professor Holter, the Company's President and Chairman of the Board of Directors, including Holter GmbH and Holter Polska. Mr. Brinkmann obtained an advanced degree in finance from College Monchengladbach in 1989. Mr. Brinkmann has served as the Company's Executive Vice President since October 2000 and as a director since January 1999.

Daniel Lezak, Secretary/Treasurer and Director

         Mr. Lezak holds a B.S. Degree in Accounting from Roosevelt University in Chicago and is a Certified Public Accountant. He has performed consulting services to financially distressed public and private companies since 1965, establishing reorganization plans through acquisition, sale or Chapter 11 bankruptcy reorganization. Mr. Lezak joined the Company in January 1999 as its Secretary/Treasurer and a director.

         In addition to his position with the Company, Mr. Lezak serves as Vice President and a director of Turbo, Inc., a publicly held company that was formerly engaged in gold mining in California, and President and a director of Sierra-Rockies Corporation, a publicly held company presently in Chapter 11 reorganization in California. Until August 2000, Mr. Lezak served as President and a director of Organik Technology, Inc., a publicly held company recently released from Chapter 11 proceedings.

         Mr. Lezak is also an officer and a director of Gateway Industries Ltd., a privately-held consulting and holding company which is a shareholder of the Company. See Part I, Item 4, "Security Ownership of Certain Beneficial Owners and Management."

ITEM 6.  Executive Compensation

         During the fiscal years ended December 31, 1998 and 1999 and for the nine month period ended September 30, 2000, the Company did not pay compensation to its officers or directors. During such periods, Professor Heinrich W. Holter, the Company's President and Chairman of the Board of Directors, and Dirk
Brinkmann, the Company's Executive Vice President and a director, received compensation from Holter GmbH and other affiliates or subsidiaries of the Company. Because the Company did not pay compensation to its officers or directors, the summary compensation table has been omitted from this Registration Statement.

         Pursuant to their October 25, 2000 employment agreements, Professor Holter and Mr. Brinkmann will be paid $20,000 and $10,000 per month, respectively, for their performance of duties to the Company. Professor Holter and Mr. Brinkmann will also be eligible for annual bonuses as determined by the Company's Board of Directors, after consideration of each person's contributions to the Company and the performance of his duties. As of the date of this Registration Statement, no payments have been made to Professor Holter or Mr. Brinkmann pursuant to the employment agreements. See Part I, Item 1, "Description of Business - Employees."

ITEM 7.           Certain Relationships and Related Transactions

         There have been no transactions between the Company and any officer, director, nominee for election as director, or any shareholder owning greater than five percent (5%) of the Company's outstanding shares, nor any member of the above referenced individuals' immediate family, except as set forth below.

         In February 1999, the Company acquired 100% of the outstanding equity interests of Denatec, a German limited liability company, and 80% of the outstanding equity interests of Philaqua, a German limited liability company, from the stockholders of Denatec and Philaqua, including Professor Heinrich W. Holter, the Company's President and Chairman of the Board of Directors. The purchase price of Denatec and Philaqua was 44.1 million shares of the Company's Common Stock, valued at aggregate predecessor cost of US$263,935. Denatec holds the exclusive rights to exploit certain worldwide Intellectual Property Rights and other inventions of air filtration processes, including denaturing heat exchangers and electrostatic filters having a denaturing collector electrode. See Part I, Item 1, "Description of Business - Air Filtration." Philaqua holds the exclusive rights to exploit certain worldwide Intellectual Property Rights and other inventions regarding industrial water treatment and purification through ultraviolet light filtration. See Part I, Item 1, "Description of Business - Water Filtration."

         In March 2000, the Company acquired 30% of the outstanding common stock of Holter GmbH, a German corporation, from Professor Holter in exchange for US$1.5 million. In December 2000, the Company acquired an additional 20% of the outstanding common stock of Holter GmbH from Professor Holter in exchange for 15,000,000 shares of the Company's Common Stock. Holter GmbH engages primarily in the business of marketing, sales, production, research and development of air, water and energy systems.

         In March 2000, the Company acquired 50% of the outstanding common stock of Holter Systembau, a German corporation, for US$125,000. Holter Systembau engages primarily in the business of marketing and sales of low-energy modular housing systems.

         In December 2000, the Company acquired 50% of the outstanding common stock of Holter Italia, an Italian corporation, from Professor Holter in exchange for 10,000,000 shares of the Company's Common Stock. Holter Italia engages primarily in the business of marketing and sales of air filtration systems.

         For the year ended December 31, 1999, the Company derived 91% of its total revenues from Holter GmbH, a subsidiary of the Company, and purchased US$123,017 of equipment and other products from Holter GmbH.

         In March 1997, the Company was formed in part by Mr. Georgios Stolte, a German resident. The Company considers Mr. Stolte to be an initial promoter of the Company.

         During 1999, the Company made unsecured loans in the amount of $520,841 to Holter GmbH, a company owned and controlled at the time by Professor Holter. During 1999, Holter GmbH made unsecured loans in the amount of $36,931 to the Company. Each of the loans has an interest rate of 6.5% per annum and is due and payable upon demand.

         On December 30, 1998, Professor Holter executed a loan agreement for $39,743 in favor of Denatec. The loan accrues interest at 6% per annum and is due and payable on demand with six months prior notice. On December 30, 1998, Denatec executed a loan agreement for $18,560 in favor of Holter GmbH in the amount of $7,552.

ITEM 8.  Description of Securities

         The authorized capital stock of Company consists of 200 million shares of Common Stock, $.001 par value, and 10 million shares of preferred stock, par value $.001 (the "Preferred Stock"). No warrants to acquire Common Stock have been authorized. There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any shares of the Company's Common Stock.

         Holders of the Common Stock do not have preemptive rights and the Common Stock is not convertible, redeemable, assessable or entitled to the benefits of any sinking fund. Holders of the Common Stock do not have cumulative voting rights. The holders of a majority of the shares of Common Stock voting for the election of the directors may elect all of the directors.

         The Preferred Stock may be issued in series, the rights and preferences of which may be determined by the Company's Board of Directors. As of September 30, 2000, no Preferred Stock has been issued and the Company has no present intention to issue such shares.

PART II

ITEM 1. Market Price of And Dividends on the Registrant's Common Equity and Other Shareholder Matters

         Prior to the filing of this Registration Statement, no shares of the Company's Common Stock have been registered with the Commission or any state securities agency of authority.

         The  Company's  Common  Stock is listed for trading on the Pink Sheets.
Pink Sheets LLC is a provider of pricing and financial information for over-the-counter ("OTC") securities markets. The Pink Sheets provide products and services that increase the information available in the OTC markets so as to make them more efficient for all participants. The Pink Sheets offer a centralized information network that includes services designed to benefit market makers, issuers, brokers and OTC investors.

         The Company trades on the Pink Sheets under the symbol "HOTK." The Company traded on the Over-the-Counter-Bulletin-Board from March 1998 until November 1999. Prior to March 1999, the Company's Common Stock traded under the symbol "FALK." The following sets forth the high and low bid prices for the Common Stock to the best knowledge of the Company as of the dates set forth below.

Quarter Ending                    High Bid                     Low Bid
--------------                    --------                     -------
March 31, 1998                      1.25                       0.53125
June 30, 1998                       1.50                       0.125
September 30, 1998                  1.125                      0.0625
December 31, 1998                   0.3750                     0.0625
March 31, 1999                      0.4688                     0.3750
June 30, 1999                       3.25                       0.3750
October 31, 1999                    N/A                        0.47
December 31, 1999                   N/A                        0.50
March 30, 2000                      N/A                        1.00
June 30, 2000                       N/A                        1.00
September 30, 2000                  N/A                        0.82

         As of December 27, 2000, there were 460 holders of record of the Company's Common Stock. As of November 30, 2000, the Company had issued and outstanding 95,208,533 shares of Common Stock. Of this total, approximately 87,337,116 shares were deemed "restricted securities" as defined by the Exchange Act and certificates representing such shares bear an appropriate restrictive legend.

         Of the Company's total outstanding shares, upon the effectiveness of this Registration Statement and subsequent review by the Commission, approximately 7,871,417 shares may be sold, transferred or otherwise traded in the public market without restriction, unless held by an affiliate or controlling shareholder of the Company. None of these shares have been identified as being held by affiliates.

Dividend Policy

         The  Company  has  not   declared  or  paid  cash   dividends  or  made
distributions in the past on its Common Stock. The Company reserves the right to declare a dividend when operations may merit.

ITEM 2.  Legal Proceedings

         There are presently no material pending legal proceedings to which the Company or any of its subsidiaries is a party or to which any of its property is subject and, to the best of its knowledge, no such actions against the Company or any of its subsidiaries are contemplated or threatened.

ITEM 3.  Changes in and Disagreements With Accountants

         There have been no changes in or disagreements with accountants.

ITEM 4.  Recent Sales of Unregistered Securities

         In the last three years, the Company issued shares of its Common Stock in private placements to the following investors in the following amounts:


                                                                                                                    Price
                                                                          # of shares         Aggregate              per
Date                 Name                                                   issued          Consideration           share
----                 ----                                                   ------          -------------           -----
Acquisition, Reorganization and Services
----------------------------------------

4/16/99      Prof. Heinrich W. Holter (1)                                   36,000,000     Share Exchange
4/16/99      La Salle Investments, Ltd. (1)                                  2,600,000     Share Exchange
4/16/99      Daniela Brinkmann (1)                                           1,000,000     Share Exchange
4/16/99      Prof. Heinrich W. Holter (1)                                    1,000,000     Share Exchange
4/16/99      Dr. Gerhardt Holter (1)                                         1,000,000     Share Exchange
4/16/99      La Salle Investments, Ltd. (1)                                  1,000,000     Share Exchange
4/19/99      Gateway Industries Ltd.(1)                                      1,000,000     Share Exchange
4/19/99      Ralph Burstedde (1)                                               500,000     Share Exchange
8/9/99       Dennis Brovarone (2)                                               50,000        Services               $.80
2/3/00       Howard Bronson Associates, Inc. (3)                               200,000        Services               $.80
3/23/00       Nick Jones and Morison Stoneham (4)                              100,000       Services                $.50
4/20/00      Leszek Kulawik (5)                                              1,875,000     Share Exchange            $.80
4/28/00      Leszak Kulawik (5)                                                875,000     Share Exchange            $.80

5/19/00      Huta Zabrze SA (5)                                              2,000,000       $800,000 and
                                                                                            Share Exchange

                                                                                             Acquisition
5/19/00      Coolpoint Ventilation Equipment Ltd. (6)                        1,388,889          Cost                 $.90
8/25/00      Prof. Heinrich W. Holter(7)                                        83,333        Services               $.80
8/25/00      Daniel Lezak (7)                                                   55,555        Services               $.80
8/25/00      Dirk Brinkmann (7)                                                 55,555        Services               $.80
12/18/00     Prof. Heinrich W. Holter (8)                                   10,000,000     Share Exchange
12/18/00     Prof. Heinrich W. Holter (8)                                   15,000,000     Share Exchange

Regulation S Sales (9)
----------------------

7/7/99       Walter Dreher                                                       6,028             $5,274.50         $.87
7/7/99       Gretel Fischer                                                      1,909            $ 1,670.37         $.87
7/7/99       Ute Fischer                                                         3,014             $2,637.25         $.87
7/7/99       Katharina Giel                                                      4,521            $ 3,955.87         $.87
7/7/99       Richard Kehrer                                                     11,152            $19,516.00        $1.75
7/7/99       Inge Pfeffer                                                        1,808            $ 1,670.37         $.87
7/7/99       Emil Teufel                                                         1,909            $ 1,670.37         $.87
7/7/99       Andreas Thomas                                                      1,909            $ 1,670.37         $.87


                                                                                                                    Price
                                                                          # of shares         Aggregate              per
Date                 Name                                                   issued          Consideration           share
----                 ----                                                   ------          -------------           -----
Acquisition, Reorganization and Services
----------------------------------------

7/7/99       Erwin Ulrich                                                      6,028             $5,274.50         $.87
7/7/99       Nedzad Redzepagic                                                 1,507             $1,318.62         $.87
8/2/99       Uwe Arnot                                                         3,014             $2,109.80         $.70
8/2/99       Moritz von Bethmann                                              18,512            $12,958.40         $.70
8/2/99       Elena Munzer                                                     22,898            $16,028.60         $.70
8/4/99       Karl Burkhart                                                    30,000            $21,000.00         $.70
8/4/99       Frank Braun                                                       7,072             $4,950.40         $.70
10/21/99     Hans Joachim Sieland                                            500,000           $200,000.00         $.40
10/21/99     Rolf-Schmitt and Hans Joachim Sieland                           500,000           $200,000.00         $.40
10/26/99     Antonio Sieland                                                 100,000            $40,000.00         $.40
10/26/99     Hans Joachim Sieland                                            400,000           $160,000.00         $.40
11/9/99      Rolf Schmitt                                                    500,000           $200,000.00         $.40
11/26/99     Sigrid Molz                                                      32,565           $ 26,052.00         $.80
11/29/99     Reinhard Hofmann                                                 11,718            $ 9,374.40         $.80
12/6/99      Hermann Casper                                                    6,410            $ 5,128.00         $.80
12/6/99      Franz-Josef Meyer                                                19,336            $15,468.80         $.80
12/6/99      Sylvia Rudell                                                    12,820            $10,256.00         $.80
12/6/99      Gerlinde Walter                                                   6,410             $5,128.00         $.80
12/7/99      Hans-Jurgen Prei(beta)mann                                       32,552           $ 26,041.60         $.80
12/9/99      Alexander Aschauer                                               15,037           $ 10,525.90         $.70
12/15/99     Andreas Prei(beta)mann                                           16,108           $ 12,886.40         $.80
12/15/99     Andreas Weber                                                    13,500             $5,400.00         $.40
1/1/00       Eva Bartels                                                       3,681             $2,576.70         $.70
1/6/00       Thomas Weinand                                                    3,681             $2,576.70         $.70
1/10/00      Peter Fichtner                                                    8,270             $5,789.00         $.70
1/10/00      Werner Gerhartz                                                   9,828             $7,862.40         $.80
1/11/00      Marco Schaden                                                     6,556             $5,244.80         $.80
1/12/00      Lothar Reidenbach                                                30,234           $ 21,163.80         $.70
1/12/00      Dr. Irmgard Weinbach                                              4,409             $2,645.40         $.60
1/12/00      Sascha Weinbach                                                   4,409             $2,645.40         $.60
1/13/00      Christian Kruchten                                               17,415           $ 10,449.00         $.60
1/13/00      Elisabeth Mall                                                   19,531           $ 15,624.80         $.80
1/13/00      Klaus Chrustowski                                                61,400           $ 36,840.00         $.60
1/13/00      Ulrich Ostringer                                                110,456           $ 77,319.20         $.70
1/13/00      Manfred Neumann                                                  36,831           $ 25,781.70         $.70
1/13/00      Peter Rubsamen                                                   40,000           $ 28,000.00         $.70
1/13/00      Harald Mertes                                                    12,865           $ 10,292.00         $.80
1/13/00      Roselie Gras                                                     32,552           $ 26,041.60         $.80
1/13/00      Heinz Hoff                                                        6,530             $5,224.00         $.80
1/13/00      Heinz Hoff                                                        6,589             $5,271.20         $.80
1/14/00      Ilse Bethke                                                      75,187           $ 52,630.90         $.70
1/14/00      Hugo Friebel                                                     52,630           $ 36,841.00         $.70
1/17/00      Toni Bender                                                       8,680             $5,208.00         $.60
1/17/00      Bernd Cappi                                                       6,250             $5,000.00         $.80
1/17/00      Waltraub Nassen                                                   6,510             $5,208.00         $.80
1/17/00      Inga Weinand                                                      8,771             $5,262.60         $.60


                                                                                                                    Price
                                                                          # of shares         Aggregate              per
Date                 Name                                                   issued          Consideration           share
----                 ----                                                   ------          -------------           -----
Acquisition, Reorganization and Services
----------------------------------------


1/18/00      Andreas Weber                                                    13,500             $5,400.00         $.40
1/20/00      Werner Gerhartz                                                  11,649             $9,319.20         $.80
1/21/00      Behnam Ensafi                                                     6,501             $5,200.80         $.80
1/24/00      Dieter Klaes                                                     18,601           $ 13,020.70         $.70
1/24/00      Uwe Marx                                                          3,225             $2,580.00         $.80
1/26/00      Peter Bier                                                       21,978           $ 15,384.60         $.70
1/26/00      Elisabeth Pank                                                   21,978           $ 15,384.60         $.70
1/28/00      Gerlinde Walter                                                  36,104           $ 25,272.80         $.70
1/29/00      Jens-Uwe Salomon                                                  5,000             $3,500.00         $.70
1/31/00      Jakob Eichinger                                                  42,857           $ 29,999.90         $.70
1/31/00      Rolf Rab                                                         42,857           $ 29,999.90         $.70
2/1/00       Claudia Brodkorb                                                  3,101             $2,480.80         $.80
2/1/00       Curritum Investment, Ltd.                                       175,263           $105,157.80         $.60
2/1/00       Ulrich Ostringer                                                184,094           $128,865.80         $.70
2/2/00       Mojgan Ensafi                                                     4,971             $3,976.80         $.80
2/7/00       Friedrich Mangartz                                                6,291             $5,032.80         $.80
2/8/00       Sigrid and Hafid Frigini                                         33,333           $ 19,999.80         $.60
2/8/00       Michael Hogg                                                      5,000             $3,000.00         $.60
2/8/00       Verena Hogg                                                       5,000             $3,000.00         $.60
2/9/00       Sven Mobius                                                       6,250             $5,000.00         $.80
2/9/00       Monika Rausch                                                     3,153             $2,522.40         $.80
2/10/00      Sylvio Richter                                                  125,000            $62,500.00         $.50
2/11/00      Stefan Limbach                                                    8,809             $7,047.20         $.80
2/11/00      Karin Walscheid                                                   6,292             $5,033.60         $.80
2/11/00      Sascha Weinbach                                                   8,540             $5,124.00         $.60
2/15/00      Heike Bohm                                                        6,281             $5,024.80         $.80
2/15/00      Ursula Denker                                                     6,313             $5,050.40         $.80
2/15/00      Torsten Mobius                                                    6,250             $5,000.00         $.80
2/15/00      Helmut and Irene Ubel                                             6,281             $5,024.80         $.80
2/16/00      Hans-Albert Becher                                                6,476             $5,180.80         $.80
2/16/00      Werner Leins                                                      6,313             $5,050.40         $.80
2/16/00      Maria Nicolai                                                     6,126             $4,900.80         $.80
2/16/00      Markus Schafer                                                    3,138             $2,510.40         $.80
2/16/00      Michael and Sybille Schon                                         6,250             $5,000.00         $.80
2/17/00      Charlotte Gohlert                                                 6,476             $5,180.80         $.80
2/17/00      Thomas Michalski                                                  3,125             $2,500.00         $.80
2/19/00      Ulrich Ostringer                                                144,300           $101,010.00         $.70
2/20/00      Brigitte Bock                                                    12,608           $ 10,086.40         $.80
2/20/00      Anneliese Jurgensen                                              31,407           $ 25,125.60         $.80
2/21/00      Alexander Hein                                                    6,296             $5,036.80         $.80
2/21/00      Maria Hein                                                        6,296             $5,036.80         $.80
2/22/00      Frank Bruninghaus                                                 7,575             $6,060.00         $.80
2/23/00      Christian Kruchten                                                8,552             $5,131.20         $.60
2/23/00      Simone Ross                                                       3,207             $2,565.60         $.80
2/24/00      Waltraud Arnold                                                  36,630           $ 25,641.00         $.70
2/24/00      Helmut Ganzler                                                    7,414             $5,189.80         $.70


                                                                                                                    Price
                                                                          # of shares         Aggregate              per
Date                 Name                                                   issued          Consideration           share
----                 ----                                                   ------          -------------           -----
Acquisition, Reorganization and Services
----------------------------------------

2/24/00      Wilhem Lenz                                                       2,209             $1,546.30         $.70
2/24/00      Otmar Ternes                                                     32,216            $25,772.80         $.80
2/28/00      Walter Hoffmeyer                                                  7,364             $5,154.80         $.70
2/28/00      Michaela Karbach                                                  3,436             $2,577.00         $.75
3/1/00       Gerd Meurer                                                       7,072             $4,950.40         $.70
3/1/00       Ulf Schonfelder                                                   1,414               $989.80         $.70
3/2/00       Hermann Hogg                                                  4,250,000         $2,550,000.00         $.60
3/2/00       Garnet and Ingo Thom(beta)en                                      6,220             $4,976.00         $.80
3/3/00       Christoph Reifferscheid                                           6,188             $4,950.40         $.80
3/4/00       Hans Mobius                                                       3,125             $2,500.00         $.80
3/7/00       Michael Hug                                                      28,200            $22,560.00         $.80
3/7/00       Andreas Hunke                                                     1,226               $980.80         $.80
3/8/00       Sabine Ulmen and Christoph Schafer                               14,074             $9,851.80         $.70
3/10/00      Mehrdad Ensafi                                                   43,242            $34,593.60         $.80
3/10/00      Heidi Schwarm                                                     2,036             $1,628.80         $.80
3/10/00      Matthias Schwarz                                                  7,000             $5,600.00         $.80
3/13/00      Elisabeth Both                                                    6,157             $4,925.60         $.80
3/13/00      Gerd Meurer                                                       7,037             $4,925.90         $.70
3/14/00      Michaela Kron                                                     3,536             $2,475.20         $.70
3/15/00      Helmut Cohrs                                                      6,250             $5,000.00         $.80
3/15/00      Uwe and Anja Dietz                                                6,188             $4,950.40         $.80
3/15/00      Garnet Thom(beta)en                                               6,186             $4,948.80         $.80
3/15/00      Markus and Nicole Wilkes                                          6,186             $4,948.80         $.80
3/20/00      Hannelore Gartner                                                46,410            $37,128.00         $.80
3/20/00      Stefan Limbach                                                   12,436             $9,948.80         $.80
3/20/00      Marion Prei(beta)mann                                            12,437             $9,949.60         $.80
3/22/00      Johanna Arns                                                      3,083             $2,466.40         $.80
3/22/00      Kurt and Doris Kleemann                                          18,473            $14,778.40         $.80
3/22/00      Fritz Stock                                                      10,000             $8,000.00         $.80
3/23/00      Kordula Schroder                                                 25,000            $10,000.00         $.40
3/24/00      Stefan Hermans                                                   12,437             $9,949.60         $.80
3/27/00      Friedrich Horz                                                   12,492             $7,495.20         $.60
3/27/00      Gunther Reif                                                      3,079             $2,463.20         $.80
3/28/00      Jasmin David                                                        706               $494.20         $.70
3/28/00      Thomas Muller                                                       823               $493.80         $.60
4/1/00       Jorg Bethke                                                       6,250             $5,000.00         $.80
4/1/00       Hannelore Gartner                                                12,315             $9,852.00         $.80
4/1/00       Mathias Horn                                                      6,250             $5,000.00         $.80
4/3/00       Michael Kalig                                                    12,254             $9,803.20         $.80
4/3/00       Helmut and Trudel Klee                                            6,127             $4,901.60         $.80
4/3/00       Christian Mau                                                     3,056             $2,444.80         $.80
4/3/00       Wolfgang Schafer                                                  6,112             $4,889.60         $.80
4/4/00       Christine Roth                                                   13,158             $7,894.80         $.60
4/4/00       Jurgen Zeissler                                                   6,157             $4,925.60         $.80
4/5/00       Carla Cramer                                                     61,576            $49,260.80         $.80
4/5/00       Peter Cramer                                                     49,261            $39,408.80         $.80


                                                                                                                    Price
                                                                          # of shares         Aggregate              per
Date                 Name                                                   issued          Consideration           share
----                 ----                                                   ------          -------------           -----
Acquisition, Reorganization and Services
----------------------------------------

4/5/00       Jens Ernat                                                        1,231               $984.80         $.80
4/5/00       Werner Fritzen                                                   30,788            $24,630.40         $.80
4/5/00       Stefan Keber                                                    183,333           $109,999.80         $.60
4/5/00       Dieter Klaes                                                      6,157             $4,925.60         $.80
4/5/00       Dieter Klaes                                                      6,157             $4,925.60         $.80
4/5/00       Stefan Krystek                                                   42,892            $34,313.60         $.80
4/5/00       Axel Puchmuller                                                  27,573            $22,058.40         $.80
4/5/00       Peter Schommer                                                   14,074             $9,851.80         $.70
4/5/00       Michael Schwartz                                                 36,764            $29,411.20         $.80
4/5/00       Thomas Weinand                                                    6,333             $3,799.80         $.60
4/6/00       Roman Bermel                                                      6,157             $4,925.60         $.80
4/6/00       Jurgen Bertges                                                    6,188             $4,950.40         $.80
4/6/00       Peter Rubsamen                                                   40,000            $30,000.00         $.75
4/6/00       Thomas Weinand                                                   41,254            $24,752.40         $.60
4/7/00       Markus Gamperling                                                 3,084             $2,451.20         $.80
4/7/00       Bernhard Gueth                                                   10,000             $8,500.00         $.85
4/7/00       Roland Kunz                                                      10,000             $8,500.00         $.85
4/7/00       Andreas Sabisch                                                  22,700            $18,160.00         $.80
4/10/00      AAA Investment Management, Inc.                                  19,659            $13,761.30         $.70
4/10/00      Alexander Aschauer                                               13,106             $9,174.20         $.70
4/10/00      Peter Bier                                                       21,429            $15,000.30         $.70
4/10/00      Annerose Cappi                                                    6,157             $4,925.60         $.80
4/10/00      Barbara Fussel                                                    3,063             $2,450.40         $.80
4/10/00      Theodor Hensolt                                                   6,127             $4,901.60         $.80
4/10/00      Jutta Klaes                                                       3,063             $2,450.40         $.80
4/10/00      Waltraud Nassen                                                   6,127             $4,901.60         $.80
4/10/00      Elisabeth Pank                                                   28,571            $19,999.70         $.80
4/10/00      Michael Seidel                                                   18,000            $12,600.00         $.70
4/10/00      John Patrick Smalley                                              6,127             $4,901.60         $.80
4/10/00      William Staufenbiel                                              14,005             $9,803.50         $.70
4/11/00      Heinz Igel                                                        6,127             $4,901.60         $.80
4/11/00      Hans Muller                                                       6,127             $4,901.60         $.80
4/11/00      Dieter Putz                                                      22,059            $17,647.20         $.80
4/11/00      Jurgen Rehm                                                      16,420             $9,852.00         $.60
4/11/00      Karl-Heinz Rehm                                                  28,736            $17,241.60         $.60
4/12/00      Jurgen Blos                                                      15,319            $12,255.20         $.80
4/12/00      Jochen Burbach                                                   10,000             $8,500.00         $.85
4/12/00      Angelika Fersch                                                   6,128             $4,902.40         $.80
4/12/00      Matthias Furst                                                    3,064             $2,451.20         $.80
4/12/00      Wolfgang Klein                                                    3,079             $2,463.20         $.80
4/13/00      Leonard Hey                                                      15,000            $10,500.00         $.70
4/13/00      Markus Holzknecht                                                15,000            $10,500.00         $.70
4/13/00      Maria Nicolai                                                     6,275             $5,020.00         $.80
4/13/00      Christoph Tross                                                   3,049             $2,439.20         $.80
4/14/00      Hans Juergen Preissman                                            6,157             $3,694.20         $.60
4/14/00      Bernd Wolf                                                        4,618             $2,770.80         $.60


                                                                                                                    Price
                                                                          # of shares         Aggregate              per
Date                 Name                                                   issued          Consideration           share
----                 ----                                                   ------          -------------           -----
Acquisition, Reorganization and Services
----------------------------------------

4/14/00      Eduard Ganter                                                     6,157             $3,694.20         $.60
4/14/00      Inge & Will Braeunling                                            6,157             $3,694.20         $.60
4/14/00      Eva & Karl Heinz                                                  3,078             $1,846.80         $.60
4/14/00      Ingrid & Franz Weinand                                            6,157             $3,694.20         $.60
4/14/00      Alexander Ashauer                                                 5,849             $3,509.40         $.60
4/14/00      Roselle Gras                                                      6,157             $3,694.20         $.60
4/14/00      Josef Gras                                                        3,078             $1,846.80         $.60
4/14/00      Heiko Stefan Braeunling                                           6.157             $3,694.20         $.60
4/14/00      Bernd Imhaeuser                                                   2,976             $2,380.80         $.80
4/19/00      Burkhard Reeh                                                     6,000             $5,100.00         $.85
4/20/00      Manfred Neumann                                                   6,494             $4,870.50         $.75
4/20/00      Dieter Roch                                                       3,044             $2,435.20         $.80
4/25/00      Peter Imhaeuser                                                   2,976             $2,380.80         $.80
4/28/00      Stefan Keber                                                    125,000            $75,000.00         $.60
4/28/00      Michael and Andrea Otter                                          8,861             $7,088.80         $.80
4/28/00      Toni Bender                                                      22,642            $13,585.20         $.60
4/28/20      Toni Bender                                                      12,443             $7,465.80         $.60
4/28/00      Michael Hogg                                                      2,491             $1,494.60         $.60
4/28/00      Verena Hogg                                                       2,491             $1,494.60         $.60
4/28/00      Verena Hogg                                                       2,683             $1,609.80         $.60
4/28/00      Stefan Keber                                                     15,086             $9,051.60         $.60
4/28/00      Karl-Heinz Rhem                                                   8,962             $5,377.20         $.60
4/28/00      Thomas Weinand                                                   39,308            $23,584.80         $.60
4/28/00      Sascha Weinbach                                                   4,701             $2,820.60         $.60
5/1/00       Michael Hug                                                      34,375            $27,500.00         $.80
5/2/00       Oliver Wollenweber                                                2,928             $2,342.40         $.80
5/3/00       Manfred Kopl                                                      3,000             $2,400.00         $.80
5/4/00       Alexander and Ingeborg Bastian                                    5,743             $4,594.40         $.80
5/4/00       Marc and Silke Hamel                                              2,862             $2,289.60         $.80
5/8/00       Joachim Schikora                                                  2,880             $2,304.00         $.80
5/9/00       Alexander and Ingeborg Bastian                                    5,743             $4,594.40         $.80
5/9/00       Engelbert Gerhartz                                                5,744             $4,595.20         $.80
5/9/00       Thomas Kramer                                                    20,933            $17,793.05         $.85
5/10/00      Jurgen Rehm                                                       7,825             $4,695.00         $.60
5/17/00      Herbert Pfannenmuller                                             5,674             $4,611.20         $.80
5/17/00      Peter Rubsamen                                                    4,712             $3,298.40         $.60
5/17/00      Manfred Neumann                                                   1,407               $964.90         $.70
5/19/00      Alpaslan Goksin                                                   2,854             $2,283.20         $.80
5/19/00      Aysun Goksin                                                      5,708             $4,566.40         $.80
5/19/00      Karl and Anneliese Kraemer                                       17,140            $13,712.00         $.80
5/19/00      Rolf Hadilich                                                     5,000             $3,500.00         $.70
5/19/00      Peter Imhauser                                                    2,976             $2,306.80         $.80
5/22/00      Harald Kalitzke                                                   3,440             $2,752.00         $.80
5/24/00      Max Tomrell                                                       2,723             $2,314.55         $.85
5/24/00      Marc Walter                                                       7,728             $4,636.80         $.60
5/26/00      Stefan Grassdorf                                                  5,830             $4,664.00         $.80


                                                                                                                    Price
                                                                          # of shares         Aggregate              per
Date                 Name                                                   issued          Consideration           share
----                 ----                                                   ------          -------------           -----
Acquisition, Reorganization and Services
----------------------------------------

5/26/00      Steven Koster                                                       875               $700.00         $.80
5/26/00      Hans-Dieter Lohoff                                                8,621             $6,896.80         $.80
5/27/00      Marlies Marks                                                     4,463             $3,570.40         $.80
5/27/00      Gerlinde Walter                                                   5,102             $3,571.40         $.70
5/27/00      Gerlinde Walter                                                     850               $595.00         $.70
5/29/00      Dieter Grothe                                                     2,995             $2,396.00         $.80
5/29/00      Dr. Irmgard Weinbach                                             11,962             $7,177.20         $.60
5/29/00      Michael Hogg                                                      2,683             $1,609.80         $.60
5/29/00      Jurgen Rehm                                                       1,951             $1,170.60         $.60
5/30/00      Christine Foos                                                    2,976             $2,380.80         $.80
5/31/00      Rolf Doeres                                                      29,703            $23,762.40         $.80
6/2/00       Josef Gras                                                       22,135            $17,708.00         $.80
6/6/00       Eike Hell                                                         3,031             $2,424.80         $.80
6/8/00       Hermann Eilers                                                    3,058             $2,446.40         $.80
6/13/00      Erika Droessler-Weber                                            30,788             $24830.40         $.80
6/13/00      Klaus Weber                                                      10,222             $8,177.60         $.80
6/15/00      Manfred Fachinger                                                 8,640             $7,344.00         $.85
6/16/00      Richard Flohrer                                                  11,534             $9,803.90         $.85
6/16/00      Steve Fuller                                                      5,767             $4,901.95         $.85
6/16/00      Werner Schweitzer                                                10,381             $8,823.85         $.85
6/19/00      Heinz Buchner                                                     6,000             $5,100.00         $.85
6/19/00      Janot Friedl                                                      6,161             $4,928.80         $.80
6/19/00      Nikola Friedl                                                     6,161             $4,928.80         $.80
6/19/00      Greold Meurer                                                     6,161             $4,928.80         $.80
6/19/00      Raimund Rubsamen                                                  4,000             $2,800.00         $.70
6/19/00      Eckart Tausendpfund                                               6,161             $4,928.80         $.80
6/20/00      Werner Mittendorf, Jr.                                              613               $490.40         $.80
6/21/00      Sascha Weinbach                                                   4,319             $2,591.40         $.60
6/27/00      Nedzad Redzepagic                                                 1,507             $1,318.63         $.88
6/27/00      Erwin Teufel                                                      1,909             $1,670.38         $.88
6/27/00      Gretel Fischer                                                    1,909             $1,670.38         $.88
6/27/00      Andres Thomas                                                     1,909             $1,670.38         $.88
6/27/00      Inge Feffer                                                       1,909             $1,670.38         $.88
6/27/00      Walter Dreher                                                     6,028             $5,274.50         $.88
6/27/00      Ute Simon                                                         3,014             $2,637.25         $.88
6/27/00      Katharina Giel                                                    4,521             $3,955.88         $.88
6/27/00      Rudi Reichert                                                     5,425             $4,746.88         $.88
6/27/00      Erwin Ulrich                                                      6,028             $5,274.50         $.88
7/3/00       Jorg Marrach                                                      8,608             $7,316.80         $.85
7/3/00       Heiko Sierk                                                       5,745             $4,883.25         $.85
7/3/00       Frank Waldner                                                     5,800             $4,930.00         $.85
7/4/00       Ira Reichstein                                                    5,681             $4,828.85         $.85
7/4/00       Gerhard Sierk                                                     5,745             $4,883.25         $.85
7/16/00      Renate Flotkotter                                                30,638            $24,510.40         $.80
7/18/00      Karin Kramer-Wollny                                               5,985             $4,788.00         $.80
7/20/00      Ernina Balivevac                                                 30,466            $18,279.60         $.60


                                                                                                                    Price
                                                                          # of shares         Aggregate              per
Date                 Name                                                   issued          Consideration           share
----                 ----                                                   ------          -------------           -----
Acquisition, Reorganization and Services
----------------------------------------

7/20/00      Elisabeth Wisowaty                                               10,000             $6,000.00         $.60
7/20/00      Marla Asaad                                                      10,000             $6,000.00         $.60
7/20/00      Josef Kocher                                                      5,000             $3,000.00         $.60
7/20/00      Margaret Dyba                                                    59,524            $23,809.60         $.40
7/31/00      Peter Seel and Beate Schwager                                    17,442            $13,953.60         $.80
8/2/00       Rolf Werner                                                      11,681             $9,344.80         $.80
8/4/00       Olaf Steigemann                                                   7,500             $6,000.00         $.80
8/4/00       Erich Wedel                                                       8,762             $7,009.60         $.80
8/4/00       Sven Gruenert                                                    10,024             $7,518.00         $.75
8/4/00       Margot Gruenert                                                  26,981            $20,235.75         $.75
8/4/00       Gisbert Mueller                                                  26,359            $19,769.25         $.75
8/8/00       Ingrid Reich                                                     14,404            $11,523.20         $.80
8/10/00      Theobald Reis                                                     9,345             $7,476.00         $.80
8/18/00      Udo Fassbender                                                      293               $234.40         $.80
8/21/00      Erika Zeilmann                                                    8,139             $6,511.20         $.80
8/21/00      Karola Lindenfeld                                                28,830            $23,064.00         $.80
8/22/00      Werner Frerich                                                   14,402            $11,521.60         $.80
8/22/00      Ingrid Hofs                                                       2,880             $2,304.00         $.80
8/22/00      Siegfried Ganter                                                 18,936            $15,148.80         $.80
8/25/00      Heinz Igel                                                       11,511             $9,208.80         $.80
8/25/00      Rick Lleshi                                                       5,755             $4,604.00         $.80
8/25/00      Tosh Lleshi                                                      11,510             $9,208.00         $.80
8/25/00      Herbert Pfannenmuller                                             5,755             $4,604.00         $.80
8/28/00      Axel and Kirsten Woelfert                                         8,680             $6,944.00         $.80
8/28/00      Jurgen Rehm                                                      36,866            $29,492.80         $.80
8/28/00      Martin Wacker                                                     2,277             $1,992.38         $.88
8/28/00      Markus Dudzik                                                     3,281             $2,870.88         $.88
8/28/00      Matthias Fieml                                                    1,585             $1,981.25        $1.25
8/28/00      Fatma Ismail                                                      3,317             $2,902.38         $.88
8/28/00      Thomas Wuerfel                                                   15,145            $18,779.80        $1.24
8/29/00      Sigrid and Hafid Frigini                                         26,063            $20,850.40         $.80
8/29/00      Kumar Raj                                                         1,728             $1,382.40         $.80
8/29/00      Thomas Muhlenweg                                                  5,755             $4,604.00         $.80
9/1/00       Stefan Obel                                                       2,723             $2,178.40         $.80
9/2/00       Diana Walter                                                      2,880             $2,304.00         $.80
9/6/00       Elvira Nentwig                                                   15,877            $11,113.90         $.70
9/6/00       Thomas Muhlenweg                                                  2,845             $2,276.00         $.80
9/7/00       Claus Werle                                                       2,855             $2,284.00         $.80
9/12/00      Volkmar Knapp                                                    13,735            $10,988.00         $.80
9/12/00      Hans Muller                                                       8,237             $4,942.20         $.60
9/13/00      Manfred Neumann                                                   2,078             $1,454.60         $.70
9/13/00      Peter Rubsamen                                                    6,127             $4,901.60         $.80
9/13/00      Sascha Weinbach                                                   7,576             $4,545.60         $.60

(1) Shares were issued in relation to the Company's acquisition of Denatec and Philaqua. Shares issued to Howard Bronson Associates, Inc. were issued pursuant to written agreement in exchange for the performance of public relations services on behalf of the Company.
(2) Shares issued to Mr. Brovarone were issued as compensation for legal services rendered to the Company.
(3) Shares issued Howard Bronson Associates, inc. were issued pursuant to written agreement in exchange for the performance of public relations services on behalf of the Company.
(4) Shares issued to Messrs. Jones and Stoneham were issued as compensation for services rendered to the Company.
(5) Shares issued to Mr. Kulawik were issued in connection with the Company's acquisition of 23% of the outstanding common stock of Huta Zabrze. Huta Zabrze acquired 2,000,000 shares of the Company's Common Stock, for which it paid $800,000 and issued an additional seven percent of Huta Zabrze's outstanding common stock to the Company. See
         Part I, Item 1, "Description of Business-Business Development."
(6) Shares issued to Coolpoint were issued in connection with the Company's acquisition of 20% of the outstanding common stock of Coolpoint. See
         Part 1, Item 1, "Description of Business-Business Development."
(7) Shares issued to Professor Holter and Messrs. Brinkmann and Lezak, the Company's President and Chairman of the Board of Directors, Executive Vice President and a director and the Company's Secretary/Treasurer and a director, respectively, were issued as compensation for services rendered to the Company.
(8) Shares issued to Professor Holter were issued in connection with the Company's acquisition of an additional 20% of the outstanding common stock of Holter GmbH and 50% of the outstanding common stock of Holter Italia. See Part I, Item 1, "Description of Business-Business Development."
(9) The private placements were conducted pursuant to Regulation S. The securities were sold in an offshore transaction to non-U.S. persons located outside of the United States at the time the Common Stock was purchased and the Company did not engage in any directed selling efforts in the United States. No offer or sale was made to a U.S. person or for the account or benefit of a U.S. person. No general solicitation or advertising was made. The Common Stock sold pursuant to the private placements was restricted. Each purchaser was notified of the restrictions imposed on the Common Stock and his or her transfer thereof. Upon purchase of the Common Stock, each purchaser signed an investment letter, acknowledging that the Common Stock was not registered pursuant to the Securities Act of 1933, as amended (the "Securities Act") and that resale of such Common Stock could only occur if the Common Stock was subsequently registered pursuant to the Securities Act or an exemption from such registration was available. Each purchaser further acknowledged that he or she purchased the Common Stock for his or her own account and not with a view to public resale or distribution, and that he or she was capable of bearing the economic risks of investment in the Common Stock. Each share certificate representing the Common Stock contained a legend reflecting the restrictions on transfer of the Common Stock. The proceeds from the issuances were used for general corporate operating purposes.

         None of the issuances of shares set forth above were registered with the Commission under the Securities Act, because the transactions were believed to be exempt from such registration pursuant to the exemptions provided by Regulation S.

ITEM 5.  Indemnification of Directors and Officers

         As permitted under the Nevada General Corporation Law, the Bylaws of the Company eliminate personal liability and provide for indemnification of the officers, directors, employees, agents or affiliates of the Company for any damages, actions, suits or proceedings provided that such person acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, as applicable, and, with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful.

        The Bylaws of the Company also provide for indemnification of any person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, without more create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

        The Nevada General Corporation Law similarly authorizes indemnification of officers, directors and persons serving other entities in certain capacities at the request of the corporation, subject to certain conditions and limitations set forth therein, against all expenses and liabilities incurred by or imposed upon them as a result of actions, suits and proceedings brought against them in such capacity if they acted in good faith, in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action, they had reasonable cause to believe the conduct was lawful.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

Transfer Agent

         The Company has designated Interwest Transfer Co., Inc., 1981 East 4800 South, Suite 100, Salt Lake City, Utah 84117 as its transfer agent.

PART F/S

                         HOLTER TECHNOLOGIES HOLDING AG
                                AND SUBSIDIARIES
                        CONSOLIDATED FINANCIAL STATEMENTS
                    September 30, 2000 and December 31, 1999


                                TABLE OF CONTENTS

                   Heading
                   -------
                                                                                                    Page
                                                                                                    ----

                          PART I. FINANCIAL INFORMATION


                  Consolidated Balance Sheets -- September 30, 2000...............................F-1 - F-2

                  Consolidated Statements of Operations -- three and nine months ended
                  September 30, 2000 and 1999.....................................................F-3 - F-4

                  Consolidated Statements of Cash Flows -- three and nine months ended
                  September 30, 2000 and 1999.....................................................F-5 - F-6

                  Notes to Consolidated Financial Statements .................................... F-7 - F-8

                         HOLTER TECHNOLOGIES HOLDING AG
                                AND SUBSIDIARIES
                           Consolidated Balance Sheets

                                     ASSETS
                                     ------

                                              September 30,   December 31,
                                                  2000            1999
                                              ------------    ------------
                                              (Unaudited)

CURRENT ASSETS

   Cash                                       $    349,597    $  1,369,990
   Accounts receivable, net                      1,710,398          12,590
   Accounts receivable - related party, net           --            83,334
   Inventories                                   2,284,092          92,610

   Prepaid expenses                                996,883             978

   Notes receivable - related party                 50,169         520,841
                                              ------------    ------------
     Total Current Assets                        5,391,139       2,080,343
                                              ------------    ------------
PROPERTY AND EQUIPMENT

   Equipment and machinery                         307,907         246,758
   Furniture and office equipment                  150,232          42,812
   Software                                          1,747           1,046
   Less - accumulated depreciation                 (73,661)        (47,266)
                                              ------------    ------------
     Total Property and Equipment                  386,225         243,350
                                              ------------    ------------
OTHER ASSETS

   Unconsolidated subsidiaries                   4,455,086            --
   Capitalized project costs                     7,903,902            --
   Patents                                            --              --
   Deposits                                        127,305          16,704
                                              ------------    ------------
     Total Other Assets                         12,486,293          16,704
                                              ------------    ------------
     TOTAL ASSETS                             $ 18,263,657    $  2,340,397
                                              ============    ============

        The accompanying notes are an integral part of these consolidated financial statements.


                         HOLTER TECHNOLOGIES HOLDING AG
                                AND SUBSIDIARIES
                     Consolidated Balance Sheets (Continued)

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

                                                                   September 30,          December 31,
                                                                       2000                   1999
                                                                  ------------            ------------
                                                                   (Unaudited)
CURRENT LIABILITIES

   Accounts payable                                               $  1,665,923            $    371,861
   Accounts payable - related party                                       --                   123,017
   Accrued expenses                                                  2,682,979                 619,775

   Lines of credit-                                                       --                       203

   Notes payable - related party                                       218,839                  36,931
   Billings in excess of costs
    and earned profit on
    construction contracts                                                --                    33,890
   Provision for projected loss
    on construction contracts                                             --                    81,886

     Total Current Liabilities                                       4,567,741               1,267,563
                                                                  ------------            ------------
LONG-TERM DEBT                                                            --                      --


MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES                       2,657,793                  88,727
                                                                  ------------            ------------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY

   Common stock: $0.001 par value; 200,000,000 shares
    authorized, 70,076,659 and 54,837,737 shares issued
    and outstanding, respectively                                       72,109                  54,838
   Additional paid-in capital                                       12,186,735               1,303,425
   Stock subscription receivable                                    (1,300,000)                   --
   Other comprehensive income                                          468,967                  53,776
   Accumulated deficit                                                (389,688)               (427,932)
                                                                  ------------            ------------
     Total Stockholders' Equity                                     11,038,123                 984,107
                                                                  ------------            ------------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                   $ 18,263,657            $  2,340,397
                                                                  ============            ============

        The accompanying notes are an integral part of these consolidated financial statements.


                         HOLTER TECHNOLOGIES HOLDING AG
                                AND SUBSIDIARIES
                      Consolidated Statements of Operations
                                   (Unaudited)

                                            For the Three  Months  Ended           For the Nine Months Ended
                                                    September 30,                        September 30,
                                          -------------------------------         ------------------------------
                                              2000                1999               2000                1999
                                          -----------         -----------         -----------         -----------

REVENUES

   Contracting revenue                    $ 1,072,071         $ 1,768,627         $ 3,788,585         $ 1,850,725
                                          -----------         -----------         -----------         -----------
     Total Revenues                         1,072,071           1,768,627           3,788,585           1,850,725
                                          -----------         -----------         -----------         -----------
COST OF SALES

   Direct contracting costs                   580,939             300,921           2,083,722             343,218
                                          -----------         -----------         -----------         -----------
     Total Cost of Sales                      580,939             300,921           2,083,722             343,218
                                          -----------         -----------         -----------         -----------
GROSS MARGIN                                  491,132           1,467,706           1,704,863           1,507,507
                                          -----------         -----------         -----------         -----------
EXPENSES

   General and administrative                 555,799             627,331           1,232,540           1,086,691
   Bad debt expense                               263                --                16,161                --
   Depreciation expense                        25,498              12,551              42,431              35,898
                                          -----------         -----------         -----------         -----------
     Total Expenses                           581,560             639,882           1,291,132           1,122,589
                                          -----------         -----------         -----------         -----------
GAIN BEFORE OTHER INCOME
 (EXPENSES)                                   (90,428)            827,824             413,731             384,918

OTHER INCOME (EXPENSES)

   Equity loss                               (173,090)               --              (228,574)               --
   Other income (expense)                      29,214                (197)             22,479                  (3)
   Interest income                              3,983                --                13,457                --
   Interest expense                           (27,377)               (916)            (53,304)             (4,984)

     Total Other Income (Expenses)           (167,270)             (1,113)           (245,942)             (4,987)
                                          -----------         -----------         -----------         -----------
GAIN (LOSS) BEFORE INCOME
 TAXES                                       (257,698)            826,711             167,789             379,931
                                          -----------         -----------         -----------         -----------
PROVISION FOR INCOME TAXES                         64             270,904               1,077             272,186
                                          -----------         -----------         -----------         -----------
INCOME BEFORE MINORITY
 INTEREST IN NET (INCOME) LOSS
 OF CONSOLIDATED SUBSIDIARIES                (257,762)            555,807             166,712             107,745
                                          -----------         -----------         -----------         -----------
MINORITY INTEREST IN NET (INCOME)
 LOSS OF CONSOLIDATED SUBSIDIARIES             22,220            (273,161)           (128,468)           (164,752)
                                          -----------         -----------         -----------         -----------
NET INCOME (LOSS)                         $  (235,542)        $   282,646         $    38,244         $   (57,007)
                                          ===========         ===========         ===========         ===========

        The accompanying notes are an integral part of these consolidated financial statements.


                         HOLTER TECHNOLOGIES HOLDING AG
                                AND SUBSIDIARIES
                Consolidated Statements of Operations (Continued)
                                   (Unaudited)

                                            For the Three  Months  Ended           For the Nine Months Ended
                                                    September 30,                        September 30,
                                          -------------------------------         ------------------------------
                                              2000                1999               2000                1999
                                          -----------         -----------         -----------         -----------


OTHER COMPREHENSIVE INCOME

   Foreign currency translation
    adjustments                             $  68,744           $ (24,463)          $ 415,191           $  10,138
                                          -----------         -----------         -----------         -----------
     Total Other Comprehensive Income          68,744             (24,463)            415,191              10,138
                                          -----------         -----------         -----------         -----------
TOTAL COMPREHENSIVE INCOME                  $(166,798)          $ 258,183           $ 453,435           $ (46,869)
                                          ===========         ===========         ===========         ===========
BASIC INCOME (LOSS) PER SHARE               $   (0.00)          $    0.00           $    0.00           $   (0.00)
                                          ===========         ===========         ===========         ===========

        The accompanying notes are an integral part of these consolidated financial statements.


                         HOLTER TECHNOLOGIES HOLDING AG
                                AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
                                   (Unaudited)

                                                  For the Nine  Months  Ended
                                                           September 30,
                                                        2000          1999
                                                   -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net income (loss)                               $    38,244    $   (57,007)

   Adjustments  to reconcile net income (loss)
    to net cash provided by operating
    activities:
     Equity loss                                       228,574           --
     Minority interest                                 128,468        164,752
     Common stock issued for services                     --             --
     Depreciation                                       42,431         35,898
     Bad debt expense                                   16,161           --
     Currency translation adjustment                   415,191         10,138

   Changes in assets and liabilities:
     (Increase) in accounts receivable              (1,713,969)    (1,967,734)
     (Increase) in prepaid expenses                 (2,191,482)      (107,066)

     (Increase) in inventories                        (995,905)          --
     (Increase) in deposits                           (110,601)          --
     Increase (decrease) in accounts payable         1,294,062        198,422
     Decrease in payable to related parties           (123,017)         4,774

     Increase in accrued expenses                    1,947,428        515,255
                                                   -----------    -----------
       Net Cash Used by Operating Activities        (1,024,415)    (1,202,568)
                                                   -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES

   Investment in unconsolidated subsidiaries          (132,760)          --
   Payment of capitalized project costs             (5,457,239)      (317,466)

 Purchase of property and equipment                   (185,306)       (38,917)
                                                   -----------    -----------
       Net Cash Used by Investing Activities        (5,775,305)      (356,383)
                                                   -----------    -----------
       CASH FLOWS FROM FINANCING ACTIVITIES

   Repayment from related parties                      554,006        232,802
   Proceeds from lines of credit                          --             --
   Common stock issued for cash                      5,043,616        170,590
   Repayment of related party loans                    (77,894)          --
   Borrowings from related parties                     259,802      1,016,420
   Payment on lines of credit                             (203)        (1,599)
                                                   -----------    -----------
       Net Cash Provided by Financing Activities     5,779,327      1,418,213
                                                   -----------    -----------
NET INCREASE (DECREASE) IN CASH                     (1,020,393)      (140,738)

CASH AND CASH EQUIVALENTS AT BEGINNING
 OF PERIOD                                           1,369,990        156,995
                                                   -----------    -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD         $   349,597    $    16,257
                                                   ===========    ===========

        The accompanying notes are an integral part of these consolidated financial statements.

                         HOLTER TECHNOLOGIES HOLDING AG
                                AND SUBSIDIARIES
                Consolidated Statements of Cash Flows (Continued)
                                   (Unaudited)


                                               For the Nine  Months  Ended
                                                       September 30,
                                                    2000          1999
                                               -----------    -----------
SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for:

   Interest                                         $53,304        $ 4,984

   Income taxes                                     $ 1,077        $ 1,282

NON-CASH FINANCING ACTIVITIES

   Common stock issued for services                 $  --          $  --

        The accompanying notes are an integral part of these consolidated financial statements.

                         HOLTER TECHNOLOGIES HOLDING AG
                                AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                    September 30, 2000 and December 31, 1999

NOTE 1 -      CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

              The accompanying consolidated financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at September 30, 2000 and 1999 and for all periods presented have been made.

              Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these condensed consolidated financial statements be read in conjunction with the financial statements and notes thereto included in the Company's December 31, 1999 audited consolidated financial statements. The results of operations for periods ended September 30, 2000 and 1999 are not necessarily indicative of the operating results for the full years.

NOTE 2 -      MATERIAL EVENTS

              Acquisitions
              ------------

              Effective March 29, 2000, the Company purchased 30% of Heinrich Holter, GmbH (HH) for $1,500,000. The shares were purchased from the Company's majority shareholder at his original cost. HH is a German company operating in environmental technology and mineral processing in Europe and Asia.

              In December 2000, the Company acquired an additional 20% interest in Heinrich Holter, GmbH from its controlling shareholder for 15,000,000 shares of its common stock.

              In March 2000, the Company  acquired 50% of Holter  Systembau GmbH
              (HSB) for $125,000. HSB is a newly formed German corporation engaged primarily in the business of marketing and sales of low energy modular housing systems.

              On April 1, 2000, the Company purchased 20% of Coolpoint Holter Environmental Technologies, Ltd. (Coolpoint), a Hong Kong limited liability corporation, in exchange for 1,388,889 shares of the Company's common stock. The Company was also granted an option to purchase up to 20% of any Coolpoint shares offered to the public in the future. The Company's shares were valued at the trading price on the date of issue of $0.90 per share. Coolpoint engages primarily in the business of marketing and sales of air filtration systems in Asia. Coolpoint has the option to buy additional shares of the Company's common stock based upon its profits in the year 2000.

              In April 2000,  the Company  acquired 50% of  LK-Luftqualitaet  AG
              (LK), a Swiss corporation, for $650,000. LK engages primarily in the business of marketing, sales, production, research and development of air filtration systems in Europe.

                         HOLTER TECHNOLOGIES HOLDING AG
                                AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                    September 30, 2000 and December 31, 1999

NOTE 2 -      MATERIAL EVENTS (Continued)

              In April 2000, the Company purchased 23% of the outstanding common stock of Huta Zabrze SA (HZ), a Polish corporation, from Leszek Kulawik, the Managing Director of HZ, in exchange for 2,750,000 shares of the Company's common stock valued at $0.80 per share. In May 2000, the Company acquired an additional 7% of the outstanding common stock of Huta Zabzre in exchange for $800,000 and 2,000,000 shares of the Company's common stock. HZ engages primarily in the production, marketing and sales of steel and iron construction, telecommunication and energy systems in Europe.

              On June 21, 2000, the Company acquired 50% of Intherm GmbH (Intherm), a German corporation, for $125,000. Intherm engages primarily in the business of marketing and sales of energy systems in Europe.

              In December 2000, the Company acquired 50% of Holter Italia s.r.l., an Italian corporation, from its controlling shareholder for 10,000,000 shares of its common stock.

              Stock Offerings
              ---------------

              Subsequent to December 31, 1999, the Company sold approximately 7,385,160 shares of its common stock for $3,718,678.
                                      F-8

                                          HOLTER TECHNOLOGIES HOLDING AG
                                                 AND SUBSIDIARIES
                                          (Formerly Falken Investment AG)

                                         CONSOLIDATED FINANCIAL STATEMENTS

                                                 December 31, 1999


                                                  C O N T E N T S



Independent Auditors' Report.................................................................................... F-9

Consolidated Balance Sheet...................................................................................F-10 - F-11

Consolidated Statements of Operations........................................................................F-12 - F-13

Consolidated Statements of Stockholders' Equity................................................................. F-14

Consolidated Statements of Cash Flows........................................................................F-15 - F-16

Notes to the Consolidated Financial Statements...............................................................F-17 - F-26

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

To the Board of Directors

Holter Technologies Holding AG and Subsidiaries
Calabasas, California

We have audited the accompanying consolidated balance sheet of Holter Technologies Holding AG and Subsidiaries as of December 31, 1999 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1999 and 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Holter Technologies Holding AG and Subsidiaries as of December 31, 1999 and the consolidated results of their operations and their cash flows for the years ended December 31, 1999 and 1998, in conformity with generally accepted accounting principles.

/S/ HJ & Associates, LLC
------------------------
    HJ & Associates, LLC
Salt Lake City, Utah

May 10,  2000

                         HOLTER TECHNOLOGIES HOLDING AG
                                AND SUBSIDIARIES
                         (Formerly Falken Investment AG)
                           Consolidated Balance Sheet


                                     ASSETS
                                     ------

                                                                   December 31,
                                                                       1999
                                                                    -----------

CURRENT ASSETS

   Cash                                                             $ 1,369,990
   Accounts receivable, net (Note 2)                                     12,590
   Accounts receivable - related party, net (Note 7)                     83,334
   Inventory (Note 2)                                                    92,610
   Prepaid expenses                                                         978
   Notes receivable - related party (Note 4)                            520,841
                                                                    -----------

     Total Current Assets                                             2,080,343
                                                                    -----------

PROPERTY AND EQUIPMENT (Note 2)

   Equipment and machinery                                              246,758
   Furniture and office equipment                                        42,812
   Software                                                               1,046
   Less - accumulated depreciation                                      (47,266)
                                                                    -----------

     Total Property and Equipment                                       243,350
                                                                    -----------

OTHER ASSETS

   Patents (Note 10)                                                       --
   Deposits                                                              16,704
                                                                    -----------

     Total Other Assets                                                  16,704
                                                                    -----------

     TOTAL ASSETS                                                   $ 2,340,397
                                                                    ===========

        The accompanying notes are an integral part of these consolidated financial statements.

                         HOLTER TECHNOLOGIES HOLDING AG
                                AND SUBSIDIARIES
                         (Formerly Falken Investment AG)
                     Consolidated Balance Sheet (Continued)


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------
                                                                   December 31,
                                                                       1999
                                                                    -----------

CURRENT LIABILITIES

   Accounts payable                                                 $   371,861
   Accounts payable - related party (Note 7)                            123,017
   Accrued expenses                                                     619,775
   Lines of credit (Note 6)                                                 203
   Notes payable - related party (Note 5)                                36,931
   Billings in excess of costs and
     earned profit on construction
     contracts (Notes 2 and 3)                                           33,890
   Provision for projected loss on
     construction contracts (Note 3)                                     81,886
                                                                    -----------

     Total Current Liabilities                                        1,267,563
                                                                    -----------

LONG-TERM DEBT                                                             --
                                                                    -----------

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY                             88,727
                                                                    -----------

COMMITMENTS AND CONTINGENCIES (Note 11)

STOCKHOLDERS' EQUITY

   Common stock: $0.001 par value; 200,000,000 shares
    authorized, 54,837,737 shares issued and outstanding                 54,838
   Additional paid-in capital                                         1,303,425
   Other comprehensive income (loss)                                     53,776
   Accumulated deficit                                                 (427,932)
                                                                    -----------

     Total Stockholders' Equity                                         984,107
                                                                    -----------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                     $ 2,340,397
                                                                    ===========

        The accompanying notes are an integral part of these consolidated financial statements.

                         HOLTER TECHNOLOGIES HOLDING AG
                                AND SUBSIDIARIES
                         (Formerly Falken Investment AG)
                      Consolidated Statements of Operations

                               For the Years Ended

                                                            December 31,
                                                      -------------------------
                                                         1999            1998
                                                     -----------    -----------
REVENUES

   Sales revenue                                     $ 2,468,807    $   291,735
   Contracting revenue (Note 3)                          157,653           --
                                                     -----------    -----------
     Total Revenues                                    2,626,460        291,735
                                                     -----------    -----------

COST OF SALES

   Direct sales costs                                    197,363           --
   Direct contracting costs (Note 3)                     289,715           --
                                                     -----------    -----------
     Total Cost of Sales                                 487,078           --
                                                     -----------    -----------
GROSS MARGIN                                           2,139,382        291,735
                                                     -----------    -----------

EXPENSES

   General and administrative                            762,697        274,817
   Research and development                               65,678           --
   Advertising and marketing                              88,699         13,208
   Salaries and wages                                    895,925        302,339
   Bad debt expense                                       14,567           --
   Depreciation expense                                   34,290         12,976
                                                     -----------    -----------
     Total Expenses                                    1,861,856        603,340
                                                     -----------    -----------
GAIN (LOSS) BEFORE OTHER INCOME (EXPENSES)               277,526       (311,605)
                                                     -----------    -----------

OTHER INCOME (EXPENSES)

   Other income                                           44,561         11,798
   Interest income                                        11,502           --
   Interest expense                                      (49,064)        (1,157)
                                                     -----------    -----------
     Total Other Income (Expenses)                         6,999         10,641
                                                     -----------    -----------

GAIN (LOSS) BEFORE INCOME TAXES                          284,525       (300,964)

PROVISION FOR INCOME TAXES (Note 2)                      386,272           --
                                                     -----------    -----------

LOSS BEFORE MINORITY INTEREST IN NET INCOME
 OF CONSOLIDATED SUBSIDIARIES                           (101,747)      (300,964)
                                                     -----------    -----------

MINORITY INTEREST IN NET INCOME OF CONSOLIDATED
 SUBSIDIARY                                               85,414        (60,193)
                                                     -----------    -----------

NET LOSS                                             $  (187,161)   $  (240,771)
                                                     -----------    -----------


        The accompanying notes are an integral part of these consolidated financial statements.

                         HOLTER TECHNOLOGIES HOLDING AG
                                AND SUBSIDIARIES
                         (Formerly Falken Investment AG)
                Consolidated Statements of Operations (Continued)

                                                          For the Years Ended
                                                            December 31,
                                                      -------------------------
                                                         1999            1998
                                                     -----------    -----------
OTHER COMPREHENSIVE INCOME (LOSS)

   Foreign currency translation adjustments            $  64,525      $ (10,749)
                                                       ---------      ---------

     Total Other Comprehensive Income (Loss)              64,525        (10,749)
                                                       ---------      ---------

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)                $(122,636)     $(251,520)
                                                       =========      =========

BASIC LOSS PER SHARE (NOTE 9)                          $   (0.00)     $   (0.00)
                                                       =========      =========



        The accompanying notes are an integral part of these consolidated financial statements.


                         HOLTER TECHNOLOGIES HOLDING AG
                                AND SUBSIDIARIES
                         (Formerly Falken Investment AG)
                 Consolidated Statements of Stockholders' Equity



                                                                                          Other
                                                   Common Stock           Additional   Comprehensive
                                            -------------------------      Paid-In       Income       Accumulated
                                                Shares         Amount      Capital        (Loss)        Deficit
                                            -----------   -----------   -----------    -----------    -----------

Balance, December 31, 1997                         --     $      --     $      --      $      --      $      --

Common stock issued to
 founders at $0.006 per share                44,100,000        44,100       219,835           --             --

Currency translation adjustment                    --            --            --          (10,749           --

Net loss for the year ended
 December 31, 1998                                 --            --            --             --         (240,771)
                                            -----------   -----------   -----------    -----------    -----------

Balance, December 31, 1998                   44,100,000        44,100       219,835        (10,749)      (240,771)

Common stock issued in
 recapitalization                             8,400,000         8,400        (8,400)          --             --

Common stock issued for cash
 at $0.30 to $0.80 per share                  2,184,767         2,185       921,139           --             --

Common stock issued for services
 at $0.30 to $0.80 per share                    152,970           153        76,829           --             --

Contributed capital by founding
 shareholders                                      --            --          94,022           --             --

Currency translation adjustment                    --            --            --           64,525           --

Net loss for the year ended
 December 31, 1999                                 --            --            --             --         (187,161)
                                            -----------   -----------   -----------    -----------    -----------

Balance, December 31, 1999                   54,837,737   $    54,838   $ 1,303,425    $    53,776    $  (427,932)
                                            ===========   ===========   ===========    ===========    ===========




        The accompanying notes are an integral part of these consolidated financial statements.

                         HOLTER TECHNOLOGIES HOLDING AG
                                AND SUBSIDIARIES
                         (Formerly Falken Investment AG)
                      Consolidated Statements of Cash Flows

                                                         For the Years Ended
                                                            December 31,
                                                      -------------------------
                                                         1999            1998
                                                     -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:

   Net loss                                         $  (187,161)   $  (240,771)
   Adjustments to reconcile net loss to net cash
    provided by operating activities:
     Minority interest                                   96,997         (8,271)
     Common stock issued for services                    76,982           --
     Depreciation                                        34,290         12,976
     Bad debt expense                                    14,567           --
     Currency translation adjustment                     64,525        (10,749)
Change in assets and liabilities:
     (Increase) in accounts receivable                 (110,491)          --
     (Increase) in prepaids                                (371)          (607)
     (Increase) in inventories                          (92,610)          --
     (Increase) in deposits                             (16,704)          --
     Increase in accounts payable                       151,134        220,727
     Increase in payable to related parties              59,125         63,892
     Increase in accrued expenses                       606,951        128,600
                                                    -----------    -----------

        Net Cash Provided by Operating Activities       697,234        165,797
                                                    -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES:

   Lending to related parties                          (520,841)          --
   Purchase of property and equipment                   (50,636)      (239,976)
                                                    -----------    -----------

        Net Cash Used in Investing Activities          (571,477)      (239,976)
                                                    -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES:

   Cash acquisition recapitalization                    112,621           --
   Proceeds from lines of credit                           --           57,063
   Common stock issued for cash                         923,324        151,314
   Contributed capital by founding shareholders          94,022           --
   Borrowings from related parties                       14,131         22,797
   Payment on lines of credit                           (56,860)          --
                                                    -----------    -----------

       Net Cash Provided by Financing Activities    $ 1,087,238    $   231,174
                                                    -----------    -----------


        The accompanying notes are an integral part of these consolidated financial statements.

                         HOLTER TECHNOLOGIES HOLDING AG
                                AND SUBSIDIARIES
                         (Formerly Falken Investment AG)
                Consolidated Statements of Cash Flows (Continued)


                                                         For the Years Ended
                                                            December 31,
                                                      -------------------------
                                                         1999            1998
                                                     -----------    -----------

NET INCREASE (DECREASE) IN CASH                        $1,212,995     $  156,995

CASH AND CASH EQUIVALENTS AT
 BEGINNING OF YEAR                                        156,995           --
                                                       ----------     ----------

CASH AND CASH EQUIVALENTS AT END OF YEAR               $1,369,990     $  156,995
                                                       ==========     ==========


SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for:

   Interest                                            $   42,902     $    1,157
   Income taxes                                        $  153,915     $     --

NON-CASH FINANCING ACTIVITIES

   Common stock issued for services                    $   76,982     $     --


        The accompanying notes are an integral part of these consolidated financial statements.

                         HOLTER TECHNOLOGIES HOLDING AG
                                AND SUBSIDIARIES
                         (Formerly Falken Investment AG)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 1 -      ORGANIZATION

              The consolidated financial statements include those of Holter Technologies Holdings AG (HTH AG) and its wholly-owned subsidiary, Holter Sachsen Denatec GmbH (Denatec), and its 80% owned subsidiary Philaqua Aufbereitungstechnik GmbH (Philaqua). Collectively, they are referred to herein as "the Company".

              HTH AG was incorporated under the laws of the State of Nevada on March 21, 1997 under the name of Lyon Mountain, Inc. On March 5, 1998, the Company changed its name to Falken Investment, AG and then later changed its name on January 20, 1999 to Holter Technologies Holding AG in contemplation of a merger with Denatec and Philaqua. HTH AG was incorporated to seek business opportunities and acquire interests in products and businesses which may have a potential for profit. Prior to the acquisition of Denatec and Philaqua, HTH AG was a non-operating public shell.

              Denatec was incorporated under the laws of Germany on May 3, 1998 for the purpose of acquiring technology. Denatec is engaged in the continued development of a denaturing electrostatic filter technology.

              Philaqua was incorporated under the laws of Germany on June 30, 1998 for the purpose of acquiring and implementing technology. Philaqua supplies systems and components to many processes in the environmental engineering field. Philaqua's main focus is on the treatment of water, waste water, soils, sludges, and air.

              During 1999, HTH AG completed an agreement and plan of reorganization whereby HTH AG issued 43,600,000 shares of common stock in exchange for all of the outstanding shares of Denatec and Philaqua. Pursuant to the reorganization, the name of the Company was changed to Holter Technologies Holding AG.

              The reorganization was accounted for as a recapitalization of Denatec and Philaqua because the shareholders of Denatec and Philaqua controlled the Company after the acquisition. Therefore, Denatec and Philaqua are treated as the acquiring entity. Accordingly, there was no adjustment to the carrying value of the assets or liabilities of Denatec and Philaqua. HTH AG is the acquiring entity for legal purposes and Denatec and Pilaqua are the surviving entity for accounting purposes. As such, the financial statements reflect the history of Denatec and Philaqua prior to the acquisition.

                         HOLTER TECHNOLOGIES HOLDING AG
                                AND SUBSIDIARIES
                         (Formerly Falken Investment AG)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES

              a.  Accounting Method

              The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

              b.  Cash and Cash Equivalents

              Cash equivalents  include  short-term,  highly liquid  investments
              with   maturities   of  three  months  or  less  at  the  time  of
              acquisition.

              c.  Provision for Taxes

              The provision for income taxes charged to operations for the years ended December 31, 1999 and 1998 was $386,272 and $-0-, respectively. This amount is based on the income tax rates in the country of Germany and has been converted to U.S. dollars.

              d.  Principles of Consolidation

              The consolidated financial statements include those of Holter Technologies Holding AG (HTH AG) and its wholly-owned subsidiary, Holter Sachsen Denatec GmbH (Denatec), and its 80% owned subsidiary, Philaqua Aufbereitungstechnik GmbH (Philaqua). All significant intercompany accounts and transactions have been eliminated.

              For the Company's foreign subsidiaries (Denatec and Philaqua) the functional currency has been determined to be the Duetsch Mark. Accordingly, assets and liabilities are translated at year-end exchange rates, and operating statement items are translated at average exchange rates prevailing during the year. The resultant cumulative translation adjustments to the assets and liabilities are recorded as a separate component of stockholders' equity. Exchange adjustments resulting from foreign currency transactions are included in the determination of net income (loss). Such amounts are immaterial for all years presented.

              In accordance with Statement of Financial Accounting Standards No. 95, "Statements of Cash Flows," cash flows from the Company's foreign subsidiaries are calculated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

                         HOLTER TECHNOLOGIES HOLDING AG
                                AND SUBSIDIARIES
                         (Formerly Falken Investment AG)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES (Continued)

              e.  Inventory

              Inventory supplies are stated at the lower of purchase or production cost (computed on a first-in, first-out basis) or market. The inventory cost includes all expenses necessary to place the inventory in a saleable condition. The components of inventory are as follows:

                 Prepaid inventory                    $            42,135
                 Finished goods                                    50,475
                                                      -------------------

                         Total                        $            92,610
                                                      ===================

              f.  Property and Equipment

              Property and equipment are stated at cost. Expenditures for small tools, ordinary maintenance and repairs are charged to operations as incurred. Major additions and improvements are capitalized.
              Depreciation is computed using the straight-line method over estimated useful lives as follows:

               Equipment and machinery                            3-10 years
               Furniture and office equipment                     5-10 years
               Software                                           5 years

              Depreciation expense for the years ended December 31, 1999 and 1998 was $34,290 and $12,976, respectively.

              g.  Accounts Receivable

              Accounts receivable are recorded net of the allowance for doubtful accounts of $7,282 as of December 31, 1999.

              h.  Revenue Recognition - Inventory Sales

              Revenue is recognized upon shipment and acceptance of goods by the customer. If the Company installs the units, revenue is recognized on the transaction when the unit is installed. The customer has no right of return on the products and as a result, no allowance has been recorded for possible returns.

                         HOLTER TECHNOLOGIES HOLDING AG
                                AND SUBSIDIARIES
                         (Formerly Falken Investment AG)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES (Continued)

              i.  Revenue Recognition - Contract Sales

              The financial statements are prepared on the percentage-of-completion on individual contracts, commencing when progress reaches a point where cost and estimate analysis and other evidence of trends are sufficient to estimate final results with reasonable accuracy. That portion of the total contract price which is allocable to contract expenditures incurred and work performed is accrued as earned income. At the time a loss on a contract becomes known, the entire amount of the estimated ultimate loss is accrued. Claims for additional revenue are recognized when settled.

              j.  Costs and Billings on Contracts

              Costs and earned profit on contracts - unbilled represent the amount by which costs of contracts in process plus estimated earned profit exceed related progress billings. Billings in excess of costs and earned profit on contracts represent the amount by which progress billings on contracts in process exceed related costs and estimated earned profit.

              k.  Classifications of Current Assets and Liabilities

              In accordance with industry practice, the Company includes in current assets and liabilities amounts realizable and payable under contracts which may extend beyond one year. Other assets and liabilities are classified as current and non-current on the basis of expected realization or payment within or beyond one year.

              l.  Use of Estimates in the Preparation of Financial Statements

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. In these financial statements; assets, liabilities, and earnings form contracts involve extensive reliance on management's estimates. Actual results could differ from those estimates.

              m.  Advertising

              The  Company   follows  the  policy  of  charging   the  costs  of
              advertising to expense as incurred.

                         HOLTER TECHNOLOGIES HOLDING AG
                                AND SUBSIDIARIES
                         (Formerly Falken Investment AG)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES (Continued)

              n.  Concentrations of Risk

              Cash
              ----

              At times, the Company's funds exceed depository insurance limits in the United States.

              Foreign Currency Translation

              Since Denatec and Philaqua are German companies whose financial statements must be translated into U.S. Dollars to conform with the requirements of the Securities and Exchange Commission, major changes in the currency exchange rate between the German Mark and U.S. Dollars may have a significant impact on operations of the Company. Although the Company does not anticipate the currency exchange rate to be significantly different over the next 12 months, no such assurances can be given. The aggregate adjustments resulting from translation adjustments are found in the consolidated statements of stockholders' equity.

              Accounts Receivable
              -------------------

              Credit losses, if any, have been provided for in the financial statements and are based on management's expectations. The Company's accounts receivable are subject to potential concentrations of credit risk. The Company does not believe that it is subject to any unusual, or significant risks in the normal course of its business.

              o.  Research and Development

              The  Company   follows  the  policy  of  charging   research   and
              development costs to expense as incurred.

              p.  Change in Accounting Principle

              In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which requires companies to record derivatives as assets or liabilities, measured at fair market value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The adoption of this statement had no material impact on the Company's financial statements.

                         HOLTER TECHNOLOGIES HOLDING AG
                                AND SUBSIDIARIES
                         (Formerly Falken Investment AG)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 3 -      CONTRACTS IN PROCESS

              Comparative information with respect to contracts in process at December 31, 1999 and 1998 follows:

                                                         1999         1998
                                                     ---------    -----------

     Expenditures                                    $ 289,715    $      --

     Estimated earnings (loss) thereon                (132,062)          --
                                                     ---------    -----------
                                                                      157,653

     Less billings applicable thereto                 (191,543)          --
                                                     ---------    -----------

                                                    $  (33,890)   $      --
                                                     =========    ===========

     Included in the  accompanying  balance
      sheet under the  following
      captions:

     Billings in excess of costs and earned
      profit on construction                         $ (33,890)   $     --
                                                     =========    ===========

     Provision for projected
      loss on construction
      contracts                                      $ (81,886)   $     --
                                                     =========    ===========

NOTE 4 -      NOTES RECEIVABLE - RELATED PARTY

              Notes receivable - related party consisted of the following at December 31, 1999:

              Heinrich Holter, GmbH, unsecured due upon

               demand, including accrued interest at 6.5% per annum.                            $          520,841
                                                                                                ------------------

              Total notes receivable - related party                                                       520,841

              Less: current maturities                                                                    (520,841)
                                                                                                ------------------

              Non-current notes receivable - related party                                      $           --
                                                                                                ==================

                         HOLTER TECHNOLOGIES HOLDING AG
                                AND SUBSIDIARIES
                         (Formerly Falken Investment AG)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999

NOTE 4 -      NOTES RECEIVABLE - RELATED PARTY (Continued)

              Maturities of notes receivable - related party debt are as follows:

                      Year Ending
                      December 31,                            Amount
                      ------------                       ------------------


                             2000                        $          520,841
                             2001                                    --
                             2002                                    --
                             2003                                    --
                             2004                                    --
                             2005 and thereafter                     --
                                                         ------------------

                                   Total                 $          520,841
                                                         ==================

NOTE 5 -      NOTES PAYABLE - RELATED PARTY

              Notes payable - related party consisted of the following at December 31, 1999:

       Heinrich Holter GmbH, unsecured due
        due upon demand, including accrued interest
        at 6.5% per annum                                  $           36,931
                                                           ------------------

            Total notes payable - related party                        36,931
            Less: current maturities                                  (36,931)
                                                           ------------------

            Notes payable - related party                  $            --
                                                           ==================

              Maturities of long-term debt are as follows:

                       Year Ending

                      December 31,

                           2000                         $           36,931
                           2001                                     --
                           2002                                     --
                           2003                                     --
                           2004                                     --
                           2005 and thereafter                      --
                                                        ------------------

                           Total

                                                        $           36,931
                                                        ==================

                         HOLTER TECHNOLOGIES HOLDING AG
                                AND SUBSIDIARIES
                         (Formerly Falken Investment AG)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999

NOTE 6 -      LINES OF CREDIT

              An analysis of the lines of credit with various banks of the Company and its subsidiaries as of December 31, 1999 is shown below:

                                            Line of              Debt
                                            Credit              Outstanding
                                       ------------------  ------------------
  Multi-currency line of credit        $           50,000  $               68
  Multi-currency line of credit                    40,000                 135
                                       ------------------  ------------------

                                       $           90,000  $              203
                                       ==================  ==================

              Borrowings under the multi-currency lines of credit are guaranteed by the Company and bear interest between 7.25% and 8.75%.

NOTE 7 -      RELATED PARTY TRANSACTIONS

              From time to time, the Company borrows and lends funds to and from a Company controlled by its majority shareholder. The amounts are non-interest bearing, due on demand and unsecured (see notes 4 and 5).

              The Company also sells most of its product to a company controlled by the major shareholder. In 1999, the related party sales were 91% of total revenues and 100% of total revenues in 1998. At December 31, 1999, the Company was owed $83,334 for such sales.

              The Company also purchases product from companies controlled by the major shareholder. The Company owed $123,017 at December 31, 1999 for these purchases.

NOTE 8 -      SEGMENT OF BUSINESS

              The Company  operates  primarily  in one  industry  segment  which
              includes  the  production  and   distribution  of  water  and  air
              filtration systems.

              A summary of the Company's sales by geographic area is as follows:

                                                December 31,
                                  ---------------------------------------
                                         1999                     1998
                                  -----------------     -----------------
   Foreign sales:

     Asia                         $          -          $          -
     Europe                               2,626,460               291,735
                                  -----------------     -----------------

   Total foreign sales                    2,626,460               291,735
   Domestic sales                            -                     -
                                  -----------------     -----------------

     Total Revenues               $       2,626,460     $         291,735
                                  =================     =================

                         HOLTER TECHNOLOGIES HOLDING AG
                                AND SUBSIDIARIES
                         (Formerly Falken Investment AG)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 9 -       BASIC AND DILUTED EARNINGS PER SHARE

               The computation of basic loss per share of common stock is based on the weighted average number of shares outstanding during the period of the financial statements as follows:

                                    For the Year Ended                           For the Year Ended
                                     December 31, 1999                           December 31, 1998
               ---------------------------------------------------------------------------------------------------
                      Loss            Shares           Per-Share          Loss         Shares          Per-Share
                   (Numerator)      (Denominator)       Amount         (Numerator)   (Denominator)       Amount
                   -----------      -------------       ------         -----------   -------------       ------
               $    (187,161)        52,573,121    $     (0.00)   $     (240,771)     52,000,000    $     (0.00)
               ===============  =================  =============  ================  ==============  ==============

               Diluted loss per share is not presented because the common stock equivalents are antidilutive.

NOTE 10 - PATENTS

               In accordance with Generally Accepted Accounting Principles, the cost to research and develop and obtain the patents in the Company are expensed. The acquisition of HTH AG and Philaqua created a reverse merger; therefore, the value of the patents must be handled as if they were developed and not purchased. Management has determined that in the long range planning this is a more conservative approach and eliminates the need of burdening future revenues with the amortization costs that would arise.

NOTE 11 -  COMMITMENTS AND CONTINGENCIES

               The Company is leasing its U.S. office on a month to month basis from its secretary/treasurer at $1,050 per month. The Company's Dusseldorf, Germany office is provided by Heinrich Holter, GmbH at no cost to the Company.

               Philaqua is leasing its office space under a 10-year lease from a German partnership. The lease began on January 7, 1998. The lease payment is $4,689 per month, plus insurance. The lease payment is fixed for the term of the lease. The Company's majority shareholder is a 1/3 partner of the partnership.

NOTE 12 -      SUBSEQUENT EVENTS

               Acquisitions
               ------------

               Effective March 29, 2000, the Company purchased 30% of Heinrich Holter, GmbH (HH) for $1,500,000. The shares were purchased from the Company's majority shareholder at his original cost. HH is a German company operating in environmental technology and mineral processing in Europe and Asia.

                         HOLTER TECHNOLOGIES HOLDING AG
                                AND SUBSIDIARIES
                         (Formerly Falken Investment AG)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 12 -      SUBSEQUENT EVENTS (Continued)

               Acquisitions  (Continued)
               ------------

               Effective February 17, 2000, the Company acquired 50% of Holter Systembau. GmbH (HSB) for $125,000. HSB is a newly formed German corporation engaged primarily in the business of marketing and sales of low energy modular housing systems.

               On April 1, 2000, the Company purchased 20% of Coolpoint Holter Environmental Technologies, Ltd. (Coolpoint), a Hong Kong limited liability corporation, in exchange for 1,388,889 shares of the Company's common stock. The Company was also granted an option to purchase up to 20% of any Coolpoint shares offered to the public in the future. The Company's shares were valued at the trading price on the date of issue of $0.90 per share. Coolpoint engages primarily in the business of marketing and sales of air filtration systems in Asia. Coolpoint has the option to buy additional shares of the Company's common stock based upon its profits in the year 2000.

               In April 2000, the Company  acquired 50% of  LK-Luftqualitaet  AG
               (LK), a Swiss corporation, for $615,000. LK engages primarily in the business of marketing, sales, production, research and development of air filtration systems in Europe.

               In April 2000, the Company purchased 235 of the outstanding common stock of Huta Zabrze, (HZ), a Polish corporation, in exchange for 2,750,000 shares of the Company's common stock valued at $0.80 per share. HZ engages primarily in the production, marketing and sales of steel and iron construction, telecommunication and energy systems in Europe.

               On June 21, 2000, the Company acquired 50% of Intherm, GmbH (Intherm), a German corporation, for $125,000. Intherm engages primarily in the business of marketing and sales of energy systems in Europe.

               Stock Offerings

               Subsequent to December 31, 1999, the Company sold approximately 7,385,160 shares of its common stock for $3,718,678.

PART III

ITEM 1.  Index to Exhibits

The following exhibits are filed with this Registration Statement:

Exhibit No.                     Exhibit Name

3.1      Articles of Incorporation and Amendments*
3.2      Bylaws*
10.1     Acquisition Agreement of Denatec*
10.2 Agreement between the Government of the City of Moscow, Russian Federation and THG Ost-West mbH
10.3 June 29, 2000 Contract with Lurgi Lent Jes AG and Lurgi Energie Und Entsorgung GmbH
10.4 December 12, 1998 Exclusive Distribution Agreement between Laboratory of Impulse Technique (L.I.T.) ZAO and Philaqua Aufbereitungstechnik GmbH
10.5     September 2000 Joint Venture Agreement with Fushun Coal Mining Bureau
10.6     October 25, 2000 Employment Agreement with Professor Heinrich W. Holter
10.7     October 25, 2000 Employment Agreement with Dirk Brinkmann
21.1     Subsidiaries and Affiliates of the Registrant
27.1     Financial Data Schedule

*Filed previously

Item 2.           Description of Exhibits

         See Part III, Item 1, "Index to Exhibits."

                                   SIGNATURES
                                   ----------

         In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly organized.

                                        HOLTER TECHNOLOGIES HOLDING, AG
                                        (Registrant)

Date: December 29, 2000        By:  /s/ Prof. Dr. Dr. Heinrich W. Holter
                                    ------------------------------------
                                        Prof. Dr. Dr. Heinrich W. Holter
                                        President and Chairman of the Board of
                                        Directors

                                       47